



FISHER SCIENTIFIC INTERNATIONAL INC.

2002 ANNUAL REPORT

CORPORATE PROFILE

As the world leader in serving science, Fisher Scientific International Inc. (NYSE:FSH) offers more than 600,000 products and services to more than 350,000 customers located in approximately 145 countries. As a result of its broad product offering, electronic-commerce capabilities and integrated global logistics network, Fisher serves as a one-stop source of products, services and global solutions for its customers. The company primarily serves the scientific-research, clinical-laboratory and safety markets. Additional information about Fisher is available on the company's Web site at www.fisherscientific.com.

FINANCIAL HIGHLIGHTS

Years Ended December 31,	2002	2001	2000
in millions, except per-share amounts			
Sales	$3,238.4	$2,880.0	$2,622.3
Income from operations	245.1	131.1	156.3
Adjusted income from operations	242.9	209.0	178.0
Adjusted EBITDA	311.3	267.1	226.8
Diluted EPS	$ 0.87	$ 0.31	$ 0.51
Adjusted diluted EPS	$ 1.77	$ 1.31	$ 1.22

See Supplementary Information on page 20, "Selected Financial Data" and "Management's Discussion and Analysis of Results of Operations and Financial Condition" for information regarding goodwill amortization, nonrecurring and restructuring-related charges and the cumulative effect of an accounting change.

TABLE OF CONTENTS

... the expected



Pushing the limits. Exceeding expectations. No one asks more of Fisher Scientific than we do. Our commitment to going beyond customer and shareholder demands keeps us on a path of steady growth. Despite a difficult economy last year, we grew our sales by 12.4 percent.

Tomorrow and beyond, you can expect more from Fisher Scientific.

HS

rocurement-Technology
xpertise

lobal-Sourcing
xpertise

ate-of-the-Art
gistics Capabilities

ecialized Service
ffering

AND SERVICES

PRINCIPAL CUSTOMERS

CLINICAL LAB 25% | SCIENTIFIC RESEARCH 75%



Reference/ Other Labs
8%
Pharma/Biotech
20%
Hospitals
17%
Colleges/ Universities
12%
Medical Research
8%
Other*
35%

*Includes food/agriculture, environmental testing, governments, chemical and other industrial companies.

SPECIALIZED SUPPORT FOR SPECIALIZED NEEDS

Life-Science R&D Labs

- Products focused on applications in genomics, proteomics, cell biology, high-throughput screening (HTS), and toxicology (ADME/Tox)
- Automated instrumentation and high-throughput screening reagents and supplies
- Bioreagents; biochemicals; specialty antibodies and proteins
- Value-added kits

Companies Conducting Phase III/Phase IV Clinical Trials

- State-of-the-art cGMP packaging, labeling and distribution services
- Clinical-trial tracking services
- Repackaging and distribution of customized quantities of pharmaceutical intermediates
- Synthesis capability for intermediates, supported by strong development chemistry and kilo manufacture to cGMP standards
- Scale-up expertise
- Analytical product testing and validation services

Hospitals and Clinical-Reference Labs

- Complete instrument systems for clinical chemistry, immunoassay, hematology, coagulation and microbiology
- Products used in histology, cytology and molecular diagnostic testing
- Broad selection of rapid diagnostic kits for routine testing for drugs of abuse as well as life-threatening conditions – such as cardiovascular disease and viral infections. These kits enable physicians to intervene immediately at the point of care.

Diagnostic Companies

- Design, development, production and packaging of diagnostic tests and test kits
- Antibody purification and organic synthesis

Production and Manufacturing Customers

- Fluid-management systems including flow-control equipment, pumps, valves and fittings
- Process controls such as temperature, pressure and pH instruments
- Other specialty technical instruments

Federal, State and Local Governments

- Products for first-responder and emergency-management teams
  - Firefighting gear, hazardous storage and handling equipment
  - Head-to-toe Level A personal protection, respiratory protection, chemical/biological-detection instruments
- Proprietary funds-tracking software that enables customers to better manage spending, control procurement options and standardize their equipment

Elementary and Secondary Schools

- Educational products for biology, chemistry, physics, life science and earth/environmental sciences
- Products for multimedia presentation and data acquisition

FISHER SCIENTIFIC **AT A GLANCE**

FINANCIALS AND FACTS

KEY FINANCIALS 2002

Revenue	$3.2 billion
Operating Income	$245.1 million

FAST FACTS

Founded: 1902
Stock Symbol: NYSE – FSH
Customers: 350,000
Countries Served: 145
Number of Employees: 9,100

Products: 600,000
Suppliers: 6,000
Distribution Centers: 44
Orders Processed Daily: 30,000

Fisher Scientific Brand Name

One-Stop Shop for the Scientist and Healthcare Professio

Premier and Diversifi Customer Base

Global Sales Networ

SELECTED P

END-TO-END LABORATORY SOLUTIONS

We provide our customers with a wide range of laboratory solutions – from one-stop shopping for all laboratory supplies, equipment and consumables to fully integrated procurement-management solutions. Our product and service portfolio includes:

General Lab Supplies and Consumables

- Supplies and consumables for basic research
- Benchtop lab equipment and instrumentation for routine measurements and lab processes such as pH and temperature monitoring and control, centrifugation and chromatography

Fine and High-Purity Chemical Products and Services

- High-purity solvent applications for DNA synthesis and separation science
- Analytical reagents
- Organic synthesis products
- Combinatorial library services with a specialization in chiral chemistry and drug-like intermediates

Lab and LAN Workstations

- High-quality, differentiated laboratory casework and airflow products
- Comprehensive engineering, project-management and installation services
- Technical furniture including consoles, workstations and enclosures; customized solutions for total network monitoring

Safety Supplies and Equipment

- Lab- and facility-safety supplies
- Personal-protection equipment
- Hazardous storage and handling equipment
- Environmental-monitoring equipment including products for evaluating water and air quality

Additional Services

- Lab-startup programs, through which we design, furnish and completely equip new research laboratories
- On-site service, repair and calibration of benchtop equipment and instrumentation
- Chemical-stockroom-management services
- Supply-chain-management services, including automatic restocking programs
- Cost-optimization programs
- Integration with back-end systems
- Third-party procurement

DEAR **INVESTORS:**

FISHER SCIENTIFIC'S LONG-TERM GROWTH CONTINUED IN 2002 – OUR CENTENNIAL AND BEST YEAR EVER. WE EXCEEDED OUR FINANCIAL GOALS DESPITE THE CHALLENGES OF A STRUGGLING ECONOMY. EARNINGS AND OPERATING CASH FLOW ALSO REACHED NEW HIGHS. OUR RESULTS REFLECT FISHER'S HISTORICALLY STRONG PERFORMANCE IN THE UNITED STATES AND THE GROWING CONTRIBUTION OF INTERNATIONAL OPERATIONS.

Our performance also reflects the strength of our major markets – scientific research and healthcare. Because of the unending quest for better health and a longer lifespan, these markets continue to grow. Fisher Scientific has weathered adverse economic conditions because of our diverse customer base and the consumable nature of our product portfolio. Also contributing to our sales growth last year was the integration of Cole-Parmer Instrument Company, a manufacturer of fluid-handling systems, acquired in late 2001.

FINANCIAL HIGHLIGHTS

In 2002 our

- Sales increased 12.4 percent to $3.24 billion;
- Net income rose 209 percent to $50.6 million, or 87 cents per diluted share;
- Cash generated by operations totaled nearly $160 million; and
- Outstanding debt was reduced by almost $100 million.



Paul M. Meister
Vice Chairman



Paul M. Montrone
Chairman and
Chief Executive Officer



David T. Della Penta
President and
Chief Operating Officer

ACQUISITIONS CONTINUE

The strength of our balance sheet enabled us to continue investing in acquisitions and reinvesting in our existing businesses. Three transactions in 2002 brought to 33 the number of companies we have acquired since 1991, when Fisher Scientific regained its independence as a public company. Our sales have increased fourfold during this period, with commensurate growth in our customer base and portfolio of products and services.

The acquisitions of Maybridge Chemical Holdings Ltd. and Mimotopes Pty. Ltd. last year strengthened our chemical product and service offering to life-science customers. Maybridge is a United Kingdom-based provider of organic compounds and combinatorial libraries used in drug discovery. Mimotopes, our first Australian company, is a manufacturer of custom peptides and peptide libraries used in conducting scientific research.

sales
in billions



$2.6
$2.9
$3.2
2000
2001
2002

Earlier in 2002, we acquired Retsch and Emergo, a Netherlands-based distributor of instruments, equipment and supplies to the scientific-research and industrial markets. The acquisition strengthened our position in northern Europe.

We continue to look for attractive acquisition opportunities to expand into related markets and strengthen our product portfolio, particularly in the life-science and pharmaceutical-services areas.

GROWTH OPPORTUNITIES

Two major trends are heavily influencing our principal businesses. First, the pharmaceutical industry faces growing pressure to reduce the cost of developing new medicines, which accelerates the outsourcing of services such as those we provide. Our services include robust inventory-management and logistics systems as well as proprietary software that tracks clinical trials of new prescription drugs. Fisher's expanded service offering adds value by helping our customers to achieve greater efficiency in drug development.

The second trend is the aging of the population. People over 65 utilize five times more diagnostic tests than younger people. As the demand for testing increases, scientists are developing more specialized diagnostics. We benefit because we serve the research scientists who develop the new tests as well as the clinical labs where the testing occurs.

In addition, a shift in research emphasis from genomics to proteomics, the study of human proteins that are influenced by our genes, is expected to contribute to growth in both drug discovery and diagnostics. In a recent *Time* magazine special report, a panel of scientists and science writers was asked how genetics will change our lives in the next 50 years. A majority of the panelists pointed to the development of more personalized medicines, or so-called designer drugs – tailored to respond to individual needs. Pharmacogenomics, the study of how individual genetic variations affect the way we respond to drugs, is heavily dependent on lab testing. Fisher is well positioned to serve this emerging field by providing more technologically advanced diagnostics, a specialized life-science portfolio and pharmaceutical services to researchers.

CUSTOMER FOCUS

At a time when many companies are rediscovering the importance of the customer, we remind ourselves every day that serving the customer has been Fisher's mission since the company was founded in 1902. But there is always room for improvement. To that end, we are investing in strengthening our sales, marketing and customer-service efforts worldwide, with particular emphasis on our chemical and reagent product lines and our pharmaceutical services business.

AT A TIME WHEN MANY COMPANIES ARE REDISCOVERING THE IMPORTANCE OF THE CUSTOMER, WE REMIND OURSELVES EVERY DAY THAT SERVING THE CUSTOMER HAS BEEN FISHER'S MISSION SINCE THE COMPANY WAS FOUNDED IN 1902.

We are focusing our marketing energy on raising customer awareness of the exceptional quality and service standards that the Fisher Scientific brand represents. Building on our long tradition of serving scientific researchers worldwide, we are further enhancing our ability to provide specialized support and services to these researchers, particularly in the growing life-science and drug-discovery arenas.

We are also focused on selling our broad range of safety products to take advantage of the growth in homeland-defense spending. Fisher provides all the products needed by first responders and supports emergency-management personnel with training, integrated logistics, e-commerce solutions and repair and maintenance services. As long as homeland security remains a critical concern, our complete line of personal-protection, decontamination and testing products positions us well to grow and serve new customer markets.

We continue to invest in our information systems. For decades, Fisher has been a leader in bringing technology-based services to its customers. We also utilize advanced systems internally to automate and streamline our logistics centers, bringing efficiency to the supply chain. The strategic investments made last year will help grow revenue and increase our profitability.

OPERATIONAL EXCELLENCE

We made significant progress in improving our operating results in 2002. We enhanced the profitability and operating efficiency of all three of our business segments. Most notably, Fisher strengthened its international operations. This improvement followed several years of struggling with the profitability of our operations in Europe. The key was strengthening our local management and sales team and refocusing on bottom-line results, even if it meant sacrificing some growth. We lowered our procurement costs and concentrated on selling higher-margin products.

The result: Operating margins improved significantly in 2002. With a solid infrastructure and strong leaders in place to support the business, we will now focus on top-line growth in our international segment.


Fisher Scientific International Inc.
Celebrating 100 Years of Serving Science
FSH
LISTED
NYSE

Fisher Scientific was in the spotlight at the New York Stock Exchange on May 8, 2002, when Chairman and CEO Paul Montrone, center, rang the closing bell in celebration of Fisher's centennial.

CELEBRATING OUR HERITAGE

Fisher is a young centenarian growing stronger every day. Last May 8, we rang the closing bell at the New York Stock Exchange to mark our 100th birthday. We were honored to have more than 30 customers join us for the ceremony. Fisher's longevity and strength are quite remarkable. Not many companies trading on the Big Board in 2002 were in business 100 years ago, and even fewer are still pursuing the same line of business.

The following week, Fisher customers, suppliers, employees and members of the Fisher family gathered for a centennial celebration in Pittsburgh, the company's birthplace. Without their tireless support and dedication to excellence, we would not have succeeded for 100 years. Today, we remain true to the vision and principles of serving the scientist that originated with Chester G. Fisher, who was only 21 when he founded the business. More than a century later, providing research scientists with the supplies and equipment essential to their work is still our core business. And we continue to be guided by the founder's insistence on putting the customer first.

LOOKING AHEAD

While geopolitical and economic uncertainties remain, we expect to continue our momentum from 2002. In the first quarter, we refinanced $600 million of our outstanding debt, enhancing our profitability by providing an estimated $12 million to $14 million in pretax savings for

2003. Proceeds of a new $575 million bank facility and $200 million of an 8 1/8 percent senior subordinated notes offering were used to refinance our 9 percent notes. The timing of the refinancing could not have been better. The new notes were issued at a premium – the resulting 7.4 percent yield on our new subordinated debt was the lowest for a company with a double-B credit rating in more than a decade.

Our financing flexibility supports our strategy of growth through acquisition. It also allows us to pay down debt when attractive acquisition opportunities are unavailable.

DRIVING PROFITABILITY

Going forward, we are focusing on three key strategies to drive profit growth. First, we will continue to pursue promising acquisition candidates while intensifying our sales and marketing efforts, particularly in life-science and pharmaceutical services, as well as in safety products focused on homeland security. Second, we will improve our margins by growing sales of our proprietary products and services, reducing product costs and consolidating facilities, all of which benefit both our customers and Fisher. Third, we will continue to increase our cash flow, enabling us to fund future acquisitions and pay down debt – decreasing our interest expense. Executing this strategy will enhance our operating strength and profitability in 2003 and beyond.

operating income

in millions



$178
$209
$245
$243
$156
$131
2000
2001
2002

Adjusted*

GAAP

*See Supplementary Information on page 20.

In its first century, Fisher Scientific survived two world wars, the Great Depression, several recessions and other major challenges, but it continued to grow and prosper. I am confident that the strength of our diverse product and customer base, the consumable nature of our product portfolio, our expanded offering of customized services, and our leadership in serving developing fields of science will continue to fuel our growth.

I am grateful to Fisher's employees, customers, suppliers, investors and directors for their continued support in our pursuit of excellence. Because of them, I am confident that our second century will be even better than our first. Working together, we can go beyond the expected.

Paul M. Montrone
Chairman and Chief Executive Officer

March 20, 2003



HOW DID WE PERFORM SO STRONGLY?

BY GOING BEYOND ...



DR. JONAS SALK USED FISHER REAGENTS TO DEVELOP AND TEST HIS POLIO VACCINE IN 1954.

BEYOND SERVICE

Imagine a supplier that fully understands its customers. One that anticipates their needs and provides them with a virtual one-stop shop for all of the supplies, equipment and services required to do their jobs. That's what Fisher Scientific does day in, day out for thousands of customers around the world. We're in every corner of scientific-research and clinical laboratories. From the lab countertops, cabinets and fume hoods, to the high-performance liquid chromatography equipment, we're there. From protective eyewear, masks and gloves to water-filtration systems, we're there. From the Isotemp® refrigerators and freezers where samples are stored, to the diagnostic kits used to test for strep A or mononucleosis, we're there – wherever scientists and clinicians work.

We have a comprehensive understanding of the laboratory supply chain from beginning to end. We should. We've been a leader in the business for more than 100 years. With that knowledge and experience, we go beyond a one-stop shop of products to provide a wide array of value-added services – contract manufacturing, sourcing of specialized products, customized logistics and delivery, pharmaceutical outsourcing and more. We use our expertise to reduce overall procurement costs for our customers and improve the efficiency of their supply chains.

Fisher creates the laboratories that scientists only imagine. Fisher Hamilton, our lab workstations business, offers its customers the most extensive lab casework and airflow product line in the industry. As customers are designing research and testing facilities, we meet their specific needs with solutions ranging from fixed casework to flexible and mobile systems – in wood, steel, plastic laminate and stainless steel. From concept through construction, Fisher's engineering, manufacturing and project-management teams ensure that the lab meets the highest standards and is delivered and installed on time.

Once the installation is completed, Fisher's lab-startup program outfits the facility with everything needed to get it up and running, including equipment, chemicals and other consumables. Fisher works with its suppliers to obtain special offers and cost-effective pricing for its customers. We have equipped more than 6,000 labs through this program.

Since 1902, scientists have turned to us for lab supplies. We have helped some of the world's greatest scientists and inventors – including Thomas A. Edison and Dr. Jonas Salk, creator of the polio vaccine that bears his name – turn their imaginations into reality. We plan to continue this tradition during our second century. To better understand the future needs of researchers, Fisher engages a biotechnology council of renowned scientists. They advise us on how research trends are shaping the world and point to the consequential opportunities for and challenges to our industry. With their insights and those of our customers, we're well positioned to serve the changing needs of scientific research and healthcare.

FISHER GENERATES APPROXIMATELY 80 PERCENT OF ITS REVENUES FROM THE SALE OF CONSUMABLE PRODUCTS, WHICH ARE ESSENTIAL TO SCIENTISTS' WORK IN RESEARCH AND CLINICAL LABS.


Bayer

Staff Scientist Liang Tang reaches for a protein sample in a refrigerated biochemistry lab at Bayer's research-and-development center in Research Triangle Park, North Carolina. For decades, Fisher has provided Bayer with research supplies as well as valuable services such as *benchtop delivery and on-site sales and service associates.*

FISHER PUBLISHES MORE THAN 2 MILLION CATALOGS BIENNIALLY, WITH COPIES IN EIGHT DIFFERENT LANGUAGES, INCLUDING THE *FISHER CATALOG* – A STANDARD REFERENCE TOOL FOR SCIENTISTS WORLDWIDE.











Fisher Scientific operates an integrated global distribution network that serves 350,000 customers in 145 countries. This diverse customer base contributes to the stability of our revenue. Ranging from drug companies and teaching institutions to first responders and hospitals, our customers include (from left) Henry Ford Health System, Detroit, Michigan; Aventis, a global pharmaceutical company based in Frankfurt, Germany; the University of Medicine and Dentistry's New Jersey Medical School in Newark; the Orlando Fire Department, Orlando, Florida (top); and the University of Florida, Gainesville, Florida.

DIVERSITY IS A STRENGTH. NO SINGLE CUSTOMER REPRESENTS MORE THAN 2.5 PERCENT OF FISHER'S SALES.

BEYOND BOUNDARIES

Imagine a company that eliminates geographical boundaries. We can serve the lab-procurement needs of a research university in Canada, a global pharmaceutical company in Europe, a large teaching hospital in the United States, a small, esoteric testing lab in Australia, or an industrial manufacturer in Asia. Fisher excels in serving global customers with disparate operations, offering consistently high levels of service, an unparalleled product portfolio and optimal product pricing through a vast network of suppliers around the world.

When Aventis, a multinational pharmaceutical company and the manufacturer of Allegra® (a leading allergy medicine), needed a supplier that could maximize the efficiency of its supply chain, the company turned to Fisher. Aventis operates research-and-development laboratories in Europe and the United States and faces growing pressure to reduce costs. Working with the Aventis team, Fisher has developed effective programs to drive efficiency and cost savings. We help to streamline the company's inventory of products through standardization and conversion to more economical alternatives.

As its lab supplier, we offer our full range of products and services, which includes an extensive life-sciences portfolio. Aventis also benefits from our third-party procurement program, through which we help manage all of its laboratory purchases – including orders from suppliers that are not part of our traditional vendor base. This program provides three significant benefits. We eliminate the hassle of dealing with large numbers of vendors and the invoices, payments and deliveries associated with each order. We reduce the number of suppliers by standardizing products. And finally, we negotiate supplier agreements to achieve cost savings for our customers.

Instead of buying products from potentially hundreds of different suppliers, Aventis can obtain virtually everything from one source – Fisher. And, all of this is supported by superior service, delivery and e-commerce technology, at a competitive price.

Where some companies see boundaries as limitations, Fisher sees opportunities.

LAST YEAR, FISHER EXPANDED ITS ANALYTICAL LABORATORY IN HORSHAM, UNITED KINGDOM, TO OFFER A VARIETY OF TESTING SERVICES TO ITS PHARMACEUTICAL CUSTOMERS.

BEYOND **FULFILLMENT**

Imagine a company that has all of the products researchers require and complements the offering with valuable services tailored to the needs of its customers.

In the pharmaceutical industry, it can take up to 15 years and $800 million to bring a new drug to market. The clinical-trial process is by far the most crucial and expensive step in the development and approval of new medicines. Reducing the time and the cost of the process is essential to a pharmaceutical company's success. That's where Fisher Clinical Services offers its customers a compelling value proposition.

Fisher Clinical Services specializes in managing crucial supplies for Phase III and Phase IV clinical trials. From packaging and labeling to distribution, it's a process that requires precision, attention to detail and the highest level of quality control. Our customers trust us to manage this process. From our global network of facilities, we apply sophisticated technology, experience and automated supply-chain tools to help pharmaceutical and biotechnology customers conduct clinical trials for new medicines faster and more efficiently than ever before. Our custom-built software and hardware manage the supply of medicines and materials to medical-testing sites and record important information about participating patients. Our extensive investment in innovative products enables us to capitalize on the growing demand for pharmaceutical-outsourcing services.



At Fisher Clinical Services in Horsham, United Kingdom, a skilled technician overencapsulates drugs for use in a clinical trial. The clinical-trial process is the most crucial step in the development of new medicines.

FISHER WILL OPEN A NEW DISTRIBUTION CENTER THIS YEAR IN CHINO, CALIFORNIA. FEATURING ADVANCED LOGISTICS SYSTEMS, THE CENTER WILL STREAMLINE OPERATIONS AND WILL PROVIDE NEXT-DAY SERVICE TO CUSTOMERS THROUGHOUT THE REGION.





Fisher Scientific has nearly 3,000 sales and customer-service representatives worldwide, many with scientific or technical backgrounds. They provide personalized support to our diverse customers. At Aventis, in Frankfurt, Germany, Fisher Account Manager Sabine Decher explains Fisher's supply-chain-management solutions to Aventis scientist Dr. Wolfgang Schmidt. Along with an extensive life-sciences portfolio, Fisher's experience in technology and innovation keeps its global customers on the leading edge.

IN 2002, E-COMMERCE REPRESENTED 22 PERCENT OF FISHER'S TOTAL SALES.

BEYOND TECHNOLOGY

Imagine a company where technology is not an end in itself but a way to provide innovative solutions to customers. Our technical expertise goes beyond e-commerce and delivery to providing a wide range of specialized support to customers.

Fisher processed its first electronic order in 1967 and has continued using its e-commerce leadership to serve customers. Today, our premier self-service Web site, fishersci.com, offers continuous access to our products. We support our Web presence with real people – including chemical, life-science, safety and equipment specialists who offer expertise and personal assistance to scientific researchers, clinicians and other customers.

The vast majority of our products ship within 24 hours of order placement, and we go beyond accurate, on-time delivery to provide customized logistics to meet individual needs. These include sourcing and complete supply-chain management, custom usage and billing reports, specialized e-catalogs integrated into customer Web sites, even on-site customer-service support and management of customers' warehouses. We are a *partner*, not just a supplier.

Our capabilities also extend to knowledge sharing. From laboratory design and construction to domestic preparedness planning to pharmaceutical outsourcing and custom-chemical synthesis, Fisher is a resource every step of the way.

For us, technology means understanding our customers' businesses and collaborating to help them succeed.

QUESTIONS AND ANSWERS

What are Fisher's near-term business goals?

We are focused on:

- Increasing revenue growth by targeting the dynamic life-science market, expanding our service offering to the pharmaceutical industry, and pursuing additional opportunities in homeland security.
- Improving profit margins by achieving a higher concentration of proprietary products, consolidating facilities and leveraging information systems.
- Continuing to optimize working capital to improve return on capital.
- Using increased cash flow to fund acquisition growth and reduce outstanding debt.

How do acquisitions factor into the company's growth strategy?

Since 1991, we have successfully acquired and integrated 33 businesses. We have utilized our acquisitions to expand into related markets, build on our capabilities, and add to our product and service portfolio. These acquisitions include:

- Curtin Matheson Scientific, 1995 – The purchase of this leading provider of diagnostic products added to our position in the U.S. clinical-laboratory market and enhanced our manufacturing capabilities.
- Bioblock Scientific, 1998 – A leading French distributor of scientific and laboratory instrumentation, it was one of 13 international acquisitions, primarily in western Europe and Asia, which helped to create the global infrastructure we have today.
- Covance Pharmaceutical Packaging Services, 2001 – The foundation of Fisher Clinical Services extended new services to existing customers engaged in drug discovery. It also added pharmaceutical packaging, labeling and distribution services to our portfolio.
- Cole-Parmer Instrument Company, 2001 – A global manufacturer of fluid-management systems and instruments, Cole-Parmer expanded our self-manufactured product portfolio and added to our distribution capabilities.
- Safety Equipment Company, 2001 – Tampa, Florida-based SEC fit nicely with our already strong safety business. SEC strengthened our presence with the military and municipal governments and enhanced our offering to the domestic-preparedness market.

In 2002, we completed three acquisitions: Retsch and Emergo, a Netherlands distributor of scientific instruments, equipment and supplies, which strengthened our position in northern Europe; and Maybridge and Mimotopes, which complement our chemical product offering for drug discovery.

What does Fisher offer its customers?

Our customers rely on us as a valuable resource for technology expertise, personalized support, and as a one-stop shop for products, services and global solutions.

- Unmatched product portfolio – From lab work-stations and instruments to chemicals and other consumables, to safety equipment, Fisher offers more than 600,000 products and services to more than 350,000 customers.
- Broad service offering – Fisher provides a wide range of specialized services including custom-chemical synthesis; pharmaceutical packaging,


LEFT TO RIGHT:
PAUL M. MEISTER
PAUL M. MONTRONE
DAVID T. DELLA PENTA

labeling and distribution for Phase III and IV clinical trials; as well as lab equipment and instrument calibration and repair.

- Customized services – We *partner* with our customers to meet individual needs, whether it's sourcing and third-party procurement, customized delivery, inventory and supply-chain management, Web-based safety training programs, or starting up a lab.
- Integrated global logistics network – Serving customers in 145 countries, we deliver what they *want, when and where they want it.* Most products ship within 24 hours of order placement.
- Technology leadership – Our systems expertise in e-commerce and procurement helps customers reduce costs and better manage their supply chains.

Describe your sales and customer service force.

Fisher's business is ultimately *about serving the* customer. We employ approximately 1,800 sales and 1,200 customer-service professionals. Our staff includes a wide variety of specialists who provide customers with expertise and support in several areas – from life science to chemicals to safety and business systems.

Externally, what do you see as the key growth drivers in the near future?

Advances in life-science research, the aging population and its clinical needs, and the national priority placed on homeland security all provide near- and long-term growth opportunities for Fisher:

- The shift in focus from genomics to proteomics (the study of human proteins controlled by genes) has opened up new possibilities for diagnosing and treating disease. Because we have millions of ever-changing proteins, scientists are intensifying their efforts to understand the role proteins play in disease, potential cures and prevention. With our offering of general lab supplies and consumables as well as our specialized life-science products and services, we are well positioned to take advantage of this change.
- Aging population – People over 65 utilize five times more tests than younger people. As the baby-boom generation ages and new "designer" tests are developed, the demand for diagnostics and new drugs will increase dramatically.
- *Increased spending on homeland security* is opening new markets for our broad range of personal-protection, decontamination and testing products, as well as our training programs and other services.

How stable has Fisher's financial performance been over the long term?

Fisher's performance has been exceptionally strong. Our leadership position, combined with a history of solid operational performance, has resulted in consistent revenue, earnings and cash-flow growth. We have remained successful due to several factors including:

- Consistent growth of research-and-development spending – Nondefense R&D spending has increased every year since data tracking began.
- Increasing number of scientists – During the 1980s and 1990s, the employment of scientists grew almost three times faster than the employment rate for all occupations.
- Diverse customer base – We serve more than 350,000 customers. The diversity of these customers insulates us from fluctuations in any one market. No single customer accounts for more than 2.5 percent of sales.

FISHER FINANCIALS

SUPPLEMENTARY INFORMATION

The preceding adjusted amounts (inside front cover and page 8) exclude goodwill amortization, nonrecurring and restructuring-related charges and the cumulative effect of an accounting change.

Years Ended December 31,	2002	2001	2000
in millions, except per-share amounts			
Income from operations	**$245.1**	**$131.1**	**$156.3**
Goodwill amortization	–	16.7	13.3
Restructuring and other charges (credits)	(2.2)	59.7	(2.0)
Other nonrecurring charges	–	1.5	10.4
Adjusted income from operations	$ 242.9	$ 209.0	$ 178.0
Other income (expense), net	(12.3)	(1.3)	(19.4)
Investment write-down	–	–	23.6
Swap unwind and deferred financing costs	11.2	–	–
Depreciation and amortization	74.9	65.3	50.3
Amortization of deferred financing fees	(5.4)	(5.9)	(5.7)
EBITDA	$ 311.3	$ 267.1	$ 226.8
Diluted net income per share	**$ 0.87**	**$ 0.31**	**$ 0.51**
Goodwill amortization	–	0.2	0.25
Restructuring and other charges (credits)	(0.02)	0.71	(0.02)
Other nonrecurring charges	–	0.02	0.14
Investment write-down	–	–	0.34
Swap unwind and deferred financing costs	0.12	–	–
Cumulative effect of accounting change	0.80	–	–
Adjusted diluted net income per share	$ 1.77	$ 1.31	$ 1.22

SELECTED FINANCIAL DATA

This summary of selected financial data for the five years in the period ended December 31, 2002 should be read in conjunction with Management's Discussion and Analysis of Results of Operations and Financial Condition and the Financial Statements presented elsewhere herein. See Note 1–Formation and Background and Note 2–Summary of Significant Accounting Policies for a further discussion of the basis of presentation, principles of consolidation and defined terms.

Year Ended December 31,	2002	2001	2000	1999	1998
in millions, except per share amounts					
STATEMENT OF OPERATIONS DATA:					
Sales	$3,238.4	$2,880.0	$2,622.3	$2,514.5	$2,294.4
Income from operations [a]	245.1	131.1	156.3	146.8	22.8
Income before cumulative effect of accounting change	96.7	16.4	22.7	23.4	(49.5)
Net income (loss) [b]	50.6	16.4	22.7	23.4	(49.5)
SHARE DATA:					
Net income (loss) per common share:					
Basic income per common share before cumulative effect of accounting change	$ 1.77	$ 0.33	$ 0.57	$ 0.59	$ (1.24)
Cumulative effect of accounting change	(0.84)	–	–	–	–
Basic net income per common share	$ 0.93	$ 0.33	$ 0.57	$ 0.59	$ (1.24)
Diluted income per common share before cumulative effect of accounting change	$ 1.67	$ 0.31	$ 0.51	$ 0.55	$ (1.24)
Cumulative effect of accounting change	(0.80)	–	–	–	–
Diluted net income per common share	$ 0.87	$ 0.31	$ 0.51	$ 0.55	$ (1.24)
Weighted average common shares outstanding:					
Basic	54.5	49.4	40.1	40.0	40.0
Diluted	57.9	53.0	44.4	42.8	40.0
BALANCE SHEET DATA (AT END OF YEAR):					
Working capital	$ 186.1	$ 120.1	$ 142.8	$ 115.3	$ 107.9
Total assets	1,871.4	1,839.2	1,385.7	1,402.6	1,357.6
Long-term debt	921.8	956.1	991.1	1,011.1	1,022.0

[a] Includes a $2.2 million ($1.4 million, net of tax) restructuring credit relating to a reduction in estimated severance costs in 2002, $61.2 million ($38.5 million, net of tax) of restructuring and other charges in 2001, $8.4 million ($5.2 million, net of tax) of restructuring credits and other charges in 2000, $11.2 million ($8.6 million, net of tax) of restructuring and other charges in 1999 and $108.4 million ($68.9 million, net of tax) of Recapitalization-related costs, restructuring and other charges in 1998. Refer to Management's Discussion and Analysis of Results of Operations and Financial Condition.

[b] Net income (loss) includes the amounts described in (a) above and in 2002 includes a charge of $11.2 million ($7.1 million, net of tax) consisting of $7.1 million of fixed-swap unwind costs and $4.1 million of deferred financing and other costs associated with the term debt and in 2000 includes a $23.6 million ($14.9 million, net of tax) write-down of investments in certain Internet-related ventures.

OVERVIEW

We report financial results on the basis of three business segments: *domestic distribution, international distribution and laboratory workstations.* The domestic distribution segment manufactures, sells and distributes products to three primary customer markets: scientific research, clinical laboratory and industrial safety. Additionally, this segment provides contract manufacturing, chemical manufacturing and custom chemical synthesis, and pharmaceutical services for Phase III and Phase IV clinical trials. The international distribution segment sells and distributes products primarily to the scientific research market. The laboratory workstations segment engages in the manufacture and sale of laboratory furniture and fume hoods to the scientific research market and the manufacture and sale of consoles and enclosures in the technology, communication and financial industries.

In January 2003, we issued and sold $200 million of 8 ⅛ percent senior subordinated notes due May 2012 pursuant to Rule 144A and Regulation S of the Securities Act of 1933. The notes were issued as a tack on to our existing 8 ⅛ percent indenture and sold at a premium, resulting in a yield of 7.4 percent. In February 2003, we entered into a new credit agreement that includes a five-year revolving facility that provides for initial available borrowings of $175 million and a seven-year, $400 million term loan. The proceeds from the term loan, together with proceeds from the senior subordinated notes, were used to refinance our outstanding $600 million 9 percent senior subordinated notes due in 2008. As a result of this refinancing, the Company expects to incur a charge of approximately $45 million consisting of $27 million of call premiums to be paid in cash and $18 million of noncash deferred financing fees and other costs. In February 2003, we also entered into a new receivables securitization facility that provides for the sale, on a revolving basis, of certain accounts receivable of up to $225 million.

In November 2002, we acquired Maybridge Chemical Holdings Limited ("Maybridge") and Mimotopes Pty. Limited ("Mimotopes"). Maybridge is a United Kingdom-based provider of organic compounds and combinatorial libraries for use in drug discovery. Mimotopes is an Australia-based manufacturer of custom peptides and peptide libraries used in conducting scientific research. These acquisitions had an aggregate net purchase price of $53.2 million and were funded with cash on hand. The results of Maybridge and Mimotopes have been included in our domestic distribution segment from their respective dates of acquisition.

In July 2002, we acquired a Netherlands-based distributor operating under the names Retsch and Emergo, further enhancing our position in northern Europe. Retsch and Emergo are distributors of instruments, equipment and supplies to the scientific research and industrial markets. The net purchase price of $7.9 million was funded using cash on hand. The results of Retsch and Emergo have been included in the international distribution segment from the date of acquisition. We are currently in the process of consolidating our existing Netherlands-based operations with the acquired Retsch and Emergo operations. This consolidation will be focused on the elimination of operational inefficiencies created by redundancies in headcount, systems and office and warehouse facilities.

In April 2002, we issued and sold $150.0 million of 8 ⅛ percent 10-year senior subordinated notes pursuant to Rule 144A and Regulation S of the Securities Act of 1933. We used the net proceeds from this offering, together with proceeds from the sale of accounts receivable through our receivables securitization facility and cash on hand, to repay bank term debt totaling $211.3 million. As a result of this refinancing, we recorded an $11.2 million charge consisting of $7.1 million of fixed-swap unwind costs and $4.1 million of deferred financing and other costs associated with the term debt. In July 2002, we exchanged these securities through an Exchange Offering with SEC registered securities.

In November 2001, we acquired Cole-Parmer, a leading worldwide manufacturer and distributor of specialty technical instruments, appliances, equipment and supplies. The purchase price for this acquisition was $208.5 million in cash. The results of Cole-Parmer have been included in the domestic distribution segment from the date of acquisition.

In February 2001, we acquired the pharmaceutical packaging services business of Covance, which we renamed Fisher Clinical Services Inc. ("FCS"). FCS enables pharmaceutical and biotechnology companies and other customers to outsource the packaging, labeling and distribution of prescription drugs used in Phase III and Phase IV clinical trials. We paid an adjusted purchase price of approximately $133 million in a cash transaction. The results of FCS have been included in the domestic distribution segment from the date of acquisition.

RESULTS OF OPERATIONS

The following table sets forth our sales and income from operations by segment for the years ended December 31 (in millions):

	Sales			Income from Operations		
	2002	2001	2000	2002	2001	2000
Domestic distribution	$2,776.0	$2,439.9	$2,187.3	$210.8	$181.3	$154.2
International distribution	448.4	425.4	418.5	21.4	18.6	16.6
Laboratory workstations	193.9	178.6	165.2	11.7	8.7	7.3
Eliminations	(179.9)	(163.9)	(148.7)	(1.0)	0.4	(0.1)
Segment subtotal	3,238.4	2,880.0	2,622.3	242.9	209.0	178.0
Restructuring and other charges (credits)	–	–	–	(2.2)	59.7	(2.0)
Nonrecurring charges	–	–	–	–	1.5	10.4
Goodwill amortization	–	–	–	–	16.7	13.3
Total	$3,238.4	$2,880.0	$2,622.3	$245.1	$131.1	$156.3

SALES

Sales increased 12.4 percent to $3,238.4 million in 2002 from $2,880.0 million in 2001. Excluding the effect of foreign exchange, sales increased 11.9 percent in 2002 compared with 2001. Sales increased 9.8 percent to $2,880.0 million in 2001 from $2,622.3 million in 2000. Excluding the effect of foreign exchange, sales increased 10.5 percent in 2001 compared with 2000. The increase in the growth rate in 2002 compared with 2001 was attributable to sales from our Cole-Parmer acquisition and an increase in our base business. The increase in the 2001 growth rate was primarily attributable to the four acquisitions completed during 2001. Excluding the effect of foreign exchange, we are forecasting sales growth to range between 5 percent and 6 percent for 2003.

Sales in the domestic distribution segment increased 13.8 percent to $2,776.0 million in 2002 from $2,439.9 million in 2001. Domestic distribution sales increased 11.6 percent to $2,439.9 million in 2001 from $2,187.3 million in 2000. The 2002 sales growth in our domestic distribution segment is attributable to the effect of the Cole-Parmer acquisition completed in November 2001 and an increase in our base business growth rate to approximately 6 percent for 2002 from approximately 5 percent in 2001. Excluding the effect of foreign exchange, we are forecasting domestic distribution sales growth to range between 5.5 percent and 6.5 percent for 2003, primarily reflecting growth in our base business.

Sales in the international distribution segment increased 5.4 percent to $448.4 million in 2002 from $425.4 million in 2001. Excluding the effect of foreign exchange, sales increased 2.4 percent in 2002. International distribution sales increased 1.6 percent to $425.4 million in 2001 from $418.5 million in 2000. Excluding the effect of foreign exchange, sales increased 5.5 percent in 2001. The decrease in the 2002 growth rate, excluding the effect of foreign exchange, was primarily due to our strategy to focus on higher-margin sales in our international distribution segment. Excluding the effect of foreign exchange, the increase in the 2001 growth rate from 1.6 percent in 2000 was attributable to increased volume in Europe and Asia-Pacific. We are forecasting international distribution growth to range between 4 percent and 5 percent for 2003, excluding the effect of foreign exchange, reflecting a focus on profitable sales growth in 2003.

Sales in the laboratory workstations segment increased 8.6 percent to $193.9 million in 2002 from $178.6 million in 2001. Included in the 2002 sales was $12.3 million related to a homeland security order awarded to us in the fourth quarter that we do not anticipate to repeat in 2003. Laboratory workstations' sales increased 8.1 percent to $178.6 million in 2001 from $165.2 million in 2000. Backlog in this segment remained relatively stable at $108 million compared with $110.1 million a year ago. We are forecasting sales growth in our laboratory workstations segment to slow to 1 percent in 2003, primarily due to the effect of the homeland security order in 2002.

GROSS PROFIT

Gross profit increased 16.0 percent to $855.1 million, or 26.4 percent of sales, in 2002 from $737.2 million, or 25.6 percent of sales, in 2001. Gross profit increased 13.7 percent to $737.2 million in 2001 from $648.3 million, or 24.7 percent of sales, in 2000. The increase in 2002 gross profit as a percentage of sales was primarily attributable to the impact of the Cole-Parmer acquisition completed in 2001. The increase in gross profit as a percentage of sales from 2000 to 2001 was attributable to acquisitions completed in 2001. We are forecasting a small increase in gross profit as a percentage of sales in 2003 due to our acquisitions completed in 2002 and our continued strategy to increase sales of our higher-margin proprietary products.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

Selling, general and administrative expense increased 12.0 percent to $612.2 million, or 18.9 percent of sales, in 2002, from $546.4 million, or 19.0 percent of sales, in 2001. Selling, general and administrative expense increased 10.6 percent in 2001 from $494.0 million, or 18.8 percent of sales in 2000. Reflecting the nonamortization of goodwill of $16.7 million, selling, general and administrative expense was $529.7 million, or 18.4 percent of sales in 2001. In 2000, selling, general and administrative expense included $5.5 million of costs for business combinations not consummated, $3.7 million of noncash compensation expense related to a change in the terms of certain common stock options and $1.2 million of expense related to targeted workforce reductions. Excluding those charges and reflecting the nonamortization of goodwill of $13.3 million, selling, general and administrative expense was $470.3 million, or 17.9 percent of sales, in 2000. The increase in selling, general and administrative expense as a percentage of sales for 2002 was attributable to the acquisitions completed in 2001, primarily Cole-Parmer, and certain integration costs related to our acquisition of Retsch and Emergo, as well as strategic investments in sales and marketing systems offset by improvements in our base business as a result of both fixed-cost leverage and savings from our 2001 restructuring plan. The increase in selling, general and administrative expense as a percentage of sales in 2001 was primarily due to acquisitions completed in 2001. We are forecasting some improvement in selling, general and administrative expense as a percentage of sales in 2003, representing fixed-cost leverage partially offset by continued strategic investments.

RESTRUCTURING AND OTHER CHARGES (CREDITS)

During 2001, we implemented restructuring plans focused on integration of certain international operations and a streamlining of domestic operations, including the consolidation of office, warehouse and manufacturing facilities and the discontinuance of certain product lines (collectively the "2001 Restructuring Plan"). As a result of these actions, we recorded a restructuring charge of $27.0 million. The restructuring charge reflects $18.3 million related to estimated employee separation costs and $8.7 million of exit costs. The charge for employee separation arrangements relates to termination and other severance costs associated with 780 salaried and hourly employees severed as part of this plan. The exit costs represent primarily lease-cancellation costs and costs associated with the discontinuance of certain product lines. The domestic distribution, international distribution and laboratory workstations segments accounted for $20.3 million, $6.6 million and $0.1 million, respectively, of this charge.

During 2002, the Company recorded an aggregate net restructuring credit of $2.2 million for the reversal of certain costs accrued in the 2001 Restructuring Plan. The restructuring credits are primarily related to a reduction in estimated severance costs due to the election of certain employees to voluntarily separate from the Company. In addition, cash payments under the 2001 Restructuring Plan during 2002 were $7.6 million, and the related accrual balance was $3.6 million as of December 31, 2002.

In connection with the May 2001 stock offering, we accelerated the vesting of options to purchase approximately 2.3 million shares of common stock, with an average exercise price of $20.85 per share. These options were then converted into the right to receive approximately 1.0 million shares of common stock, issued and deposited into a rabbi trust. The number of shares issued was determined by dividing the "spread" value of the option (the difference between the last reported sale price on March 30, 2001 of $35.44, the date of the transaction and the exercise price of the option) by $35.44. As a result of these transactions, we recorded a primarily noncash compensation charge of $33.5 million during 2001.

During 2001, we also reversed $0.8 million of accruals from restructuring charges recorded in years prior to 2001 due to actual costs being lower than originally estimated. The domestic distribution and international distribution segments accounted for $0.7 million and $0.1 million of the restructuring credit, respectively.

In 2000, we recorded a restructuring credit of $2.0 million, consisting of $0.7 million related to revisions in estimated separation costs and $1.3 million related to revised estimates in total costs for restructuring charges prior to 2000. The restructuring credit related to our domestic distribution and international distribution segments equally.

INCOME FROM OPERATIONS

Income from operations increased 87.0 percent to $245.1 million in 2002 from $131.1 million in 2001. Income from operations decreased 16.1 percent to $131.1 million in 2001 from $156.3 million in 2000. Excluding restructuring credits of $2.2 million in 2002, and net restructuring and other charges of $61.2 million plus goodwill amortization of $16.7 million in 2001, each as discussed above, income from operations increased 16.2 percent to $242.9 million, or 7.5 percent of sales, in 2002 from $209.0 million, or 7.3 percent of sales, in 2001. The increase in income from operations as a percentage of sales, as adjusted for 2002, was attributable to our acquisition of Cole-Parmer, completed in 2001, as well as improvements in our base business, partially offset by strategic investments. Excluding net restructuring credits and other charges of $8.4 million plus goodwill amortization of $13.3 million, as discussed above, income from operations in 2000 was $178.0 million, or 6.8 percent of sales. The increase in income from operations as a percentage of sales, as adjusted, for 2001 was primarily due to acquisitions completed in 2001. We are forecasting income from operations as a percentage of sales to range between 7.7 percent and 7.9 percent for 2003.

Income from operations in the domestic distribution segment increased 16.3 percent to $210.8 million or 7.6 percent of segment sales, for 2002 from $181.3 million, or 7.4 percent of segment sales, in 2001. Domestic distribution income from operations increased 17.6 percent to $181.3 million in 2001 from $154.2 million, or 7.0 percent of segment sales, in 2000. The increase in domestic distribution income from operations as a percentage of sales for 2002 was attributable to the Cole-Parmer acquisition completed in 2001 as well as improvements in our base business, partially offset by strategic investments. The increase in domestic distribution income from operations as a percentage of sales for 2001 was primarily related to the acquisitions we completed in 2001. We are forecasting income from operations as a percentage of segment sales to range between 7.6 percent and 7.8 percent for 2003.

Income from operations in the international distribution segment increased 15.1 percent to $21.4 million, or 4.8 percent of segment sales, in 2002, from $18.6 million, or 4.4 percent of segment sales, in 2001. International distribution income from operations increased to $18.6 million in 2001 from $16.6 million, or 4.0 percent of segment sales, in 2000. The increase in international distribution income from operations as a percentage of sales in 2002 was due to our strategy to focus on improving operating margin through increased gross margins and reduced selling, general and administrative expense. We are forecasting international distribution income from operations as a percentage of segment sales to range between 5.5 percent and 6.5 percent for 2003.

Income from operations in the laboratory workstations segment increased 34.5 percent to $11.7 million, or 6.0 percent of segment sales in 2002 from $8.7 million, or 4.9 percent of segment sales, in 2001. Laboratory workstations income from operations increased to $8.7 million in 2001 from $7.3 million, or 4.4 percent of segment sales, in 2000. The increase in laboratory workstations income from operations in 2001 was due to an increase in sales volume. We are forecasting laboratory workstations income from operations as a percentage of segment sales to range between 5.5 percent and 6.0 percent for 2003.

INTEREST EXPENSE

Interest expense for 2002, 2001 and 2000 was $91.3 million, $99.5 million and $99.1 million, respectively. The decrease from 2001 to 2002 was attributable to a reduction in the average outstanding debt balance coupled with a decrease in the weighted average interest rate incurred on short-term borrowings. We are forecasting a decrease in interest expense for 2003 of between $12 million and $14 million related to the refinancing of our debt.

OTHER EXPENSE, NET

Other expense, net increased to $12.3 million in 2002 from $1.3 million in 2001. Other expense, net decreased to $1.3 million in 2001 from $19.4 million in 2000. In connection with our offering of 8 ⅛ percent notes in 2002, we recorded a charge in other expense, net of $11.2 million ($7.1 million, net of tax), consisting of $7.1 million of fixed-swap unwind costs and $4.1 million of deferred financing and other costs associated with the retirement of bank term debt resulting in an increase in other expense, net in 2002. Other expense, net in 2001 consists of $6.0 million in equity losses offset by interest income earned from proceeds on the May 2001 public offering. Other expense, net in 2000 included a $23.6 million write-down to fair market value of investments in certain Internet-related ventures, primarily ProcureNet, which was spun off in 1999. We expect to record a charge of approximately $45 million in the first quarter of 2003 consisting of $27 million of call premiums to be paid in cash and $18 million of noncash deferred financing and other costs associated with the redemption of the 9 percent senior subordinated notes.

INCOME TAX PROVISION

The income tax provision for 2002 increased to $44.8 million from $13.9 million in 2001. The income tax provision for 2001 decreased to $13.9 million from $15.1 million in 2000. The effective tax rate was 31.7 percent for 2002 compared with 45.9 percent for 2001 and 40.0 percent for 2000. The increase in the effective tax rate for 2001 compared with the effective tax rate for 2000 was a result of restructuring and stock compensation charges. Excluding the effect of the restructuring and stock compensation charges, the adjusted 2001 effective tax rate would have been 40 percent. Approximately five percentage points of the improvement in the 2002 effective tax rate as compared with the 2001 effective tax rate, as adjusted, are due to the implementation of tax-planning strategies and the remaining three percentage points are due to the elimination of non-deductible goodwill amortization. We are forecasting an effective tax rate of 30 percent for 2003.

CUMULATIVE EFFECT OF ACCOUNTING CHANGE

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142").

SFAS 142 requires the use of a nonamortization approach to account for goodwill and indefinite-lived intangible assets. Under the nonamortization approach, goodwill and indefinite-lived intangible assets will not be amortized but instead will be reviewed for impairment and written down with a resulting charge to operations in the period in which the recorded value of goodwill and indefinite-lived intangible assets exceeds its fair value. The adoption of SFAS 142 required us to reassess the useful lives and residual values of all intangible assets and make any necessary amortization adjustments.

Based on that assessment, no adjustments were made to the amortization period or residual values of our intangible assets. Additionally, SFAS 142 required us to perform an evaluation of whether goodwill and indefinite-lived intangible assets were impaired as of January 1, 2002, the effective date of the statement for the Company.

SFAS 142 provided a six-month transitional period from the effective date of adoption to perform our initial assessment of whether an indication of goodwill impairment exists. This initial assessment compares the fair value of the reporting unit to its carrying value, including goodwill. Fair value was determined using a combination of discounted cash flow and multiple of earnings valuation techniques. To the extent that the fair value is less than the carrying value, we are required to perform a second test to measure the amount of the goodwill impairment, if any.

During 2002, we completed our transitional assessment in accordance with SFAS 142, to determine if goodwill was impaired as of January 1, 2002. As a result, we recorded a noncash charge of $63.8 million ($46.1 million, net of tax) in our statement of operations reflecting the cumulative effect of the accounting change to adjust goodwill to its current fair value. The international distribution segment and laboratory workstations segment accounted for $19.7 million and $44.1 million of the charge, respectively.

The impairment charge in the international distribution segment related to certain of our smaller-market distribution businesses where operating performance was lower than originally forecasted. Our laboratory workstations segment is sensitive to changes in capital spending, and several of the markets to which the laboratory workstations segment sells, including the technology industry, experienced a significant economic slowdown causing a reduction in capital spending in those markets. As a result, sales growth was significantly less than originally forecasted, resulting in decreased profitability.

SFAS 142 also requires that goodwill be tested annually and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We have elected to perform the annual tests for indications of goodwill impairment as of October 31 of each year. As of October 31, 2002, there were no additional impairments of goodwill. Future impairments of goodwill, if any, will be recorded to operating income in our statement of operations.

LIQUIDITY AND CAPITAL RESOURCES

For the year ended December 31, 2002, cash generated from operating activities was $159.3 million compared with $158.6 million in 2001. The increase in cash from operations is due to an increase in net income offset primarily by $20 million in cash pension contributions and $7.6 million of spending related to our 2001 restructuring plans. We expect cash flow from operations to be between $180 million and $190 million in 2003.

During 2002, we used $105.4 million of cash for investing activities compared with $419.6 million in 2001. The change in cash used for investing activities is primarily attributable to a decrease in acquisition spending. Capital expenditures totaled $43.9 million in 2002 compared with $40.1 million in 2001. We expect to invest approximately $60 million in capital expenditures in 2003, reflecting continued facility consolidation and increased investment in our chemical manufacturing and pharmaceutical services. In July 2002, we acquired a Netherlands-based distributor operating under the names Retsch and Emergo for a purchase price of $7.9 million and in November 2002 we acquired two companies named Maybridge and Mimotopes. Maybridge is a United Kingdom-based provider of organic compounds and combinatorial libraries for use in drug discovery. Mimotopes is an Australia-based manufacturer of custom peptides and peptide libraries used in conducting scientific research. These acquisitions had an aggregate purchase price of $53.2 million. Investing activities in 2001 consisted of $371.2 million for strategic acquisitions, primarily FCS and Cole-Parmer. Although we intend to continue pursuing acquisitions of complementary businesses that will enhance our growth and profitability, we currently have no commitment, understanding or arrangement relating to any additional acquisitions.

During 2002, financing activities used $94.6 million versus cash provided by financing activities of $270.0 million in 2001. The use of cash was primarily related to the repayment of debt. In April 2002, we issued $150.0 million 8 ⅛ percent 10-year senior subordinated notes. We used the net proceeds from the $150 million 8 ⅛ percent senior subordinated notes, together with proceeds from the sale of accounts receivables through our receivables securitization facility and cash on hand, to retire bank term debt totaling $211.3 million. Financing activities in 2001 primarily consisted of our May 2001 underwritten offering of common stock from which we received net proceeds of $289.9 million that were used to fund acquisitions during 2001.

On January 14, 2003, the Company issued and sold $200 million of 8 ⅛ percent senior subordinated notes due in May 2012 at a premium resulting in a yield of 7.4 percent. On February 14, 2003, the Company entered into a new credit facility (the "Credit Facility") with a group of financial institutions, consisting of (i) a $400 million term loan facility (the "Term Facility"), which contains a provision that, upon the Company's future request, and subject to the fulfillment of certain conditions, an additional $250 million incremental term facility may be drawn (the "Incremental Term Facility") and (ii) a $175 million revolving credit facility (the "Revolving Facility"). The Revolving Facility includes a sub-limit for the issuance of letters of credit. Commitments under the Revolving Facility expire on March 31, 2008. The Term Facility requires the Company to make quarterly repayments of principal equal to $1 million through March 31, 2009, and quarterly repayments of principal equal to $94 million beginning June 30, 2009 through the maturity of the Term Facility on March 31, 2010. The Credit Facility replaces the previous credit facility entered into in January 1998.

In addition, on February 14, 2003, the Company, through its subsidiary Fisher Scientific Company L.L.C., borrowed $71.5 million of the $175 million available under the Revolving Facility to refinance amounts outstanding under the revolving credit portion of the previous credit facility entered into in 1998.

Proceeds from the 8 ⅛ percent senior subordinated notes and the Term Facility were used to refinance the Company's 9 percent senior subordinated notes due in 2008. In conjunction with the refinancing of the 9 percent senior subordinated notes, the Company expects to incur a charge of approximately $45 million consisting of $27 million of call premiums to be paid in cash and $18 million of noncash deferred financing fees and other costs. The Company is anticipating that this refinancing will reduce interest expense in 2003 by approximately $12 million to $14 million.

On February 14, 2003, the Company entered into a new $225 million receivables security facility ("Receivables Securitization"), which provides for the sale, on a revolving basis, of all of the accounts receivable of Fisher Scientific Company L.L.C., Cole-Parmer Instrument Company, Fisher Clinical Services Inc., and Fisher Hamilton L.L.C. to FSI Receivables Company LLC, formerly named FSI Receivables Corp. ("FSI"), a special purpose, bankruptcy remote indirect wholly-owned subsidiary of the Company.

The following table summarizes maturities for the Company's significant financial obligations as of December 31, 2002 (in millions):

	Payments due by period				
	Total	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
Contractual obligations:					
Long-term debt	$ 921.8	$ –	$157.0	$ 4.7	$760.1
Operating leases	132.9	22.7	33.1	23.9	53.2
Unconditional purchase obligations	0.1	0.1	–	–	–
Total contractual obligations	$1,054.8	$22.8	$190.1	$28.6	$813.3

In addition to the contractual obligations noted above, the Company has outstanding standby letters of credit totaling $27.2 million expiring over the next year.

We expect to satisfy our short-term funding requirements from free operating cash flow, together with cash and cash equivalents on hand or available through the new Credit Facility. A change in demand for the Company's goods and services, while unlikely, would reduce free operating cash flow available to fund our operations. If such a decrease in demand were significant and free operating cash flow were reduced significantly, we could utilize the Receivables Securitization facility (see Note 23–Subsequent Events) to the extent that we have qualified receivables to sell through the facility. We believe that these funding sources are sufficient to meet our ongoing operating, capital expenditure and debt service requirements for at least the next twelve months. Cash requirements for periods beyond the next twelve months depend on our profitability, our ability to manage working capital requirements and our growth rate. We may seek to raise additional funds from public or private debt or equity financings, or from other sources for general corporate purposes or for the acquisition of businesses or products. There can be no assurance that additional funds will be available at all or that, if available, will be obtained at terms favorable to us. Additional financing could also be dilutive.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including among others, those related to product returns, bad debts, inventory obsolescence, investments, intangible assets, income taxes, warranty obligations, restructuring costs, retirement and insurance costs, and contingencies and litigation. Those estimates and assumptions are based on our historical experience, our observation of trends in the industry, and various other factors that are believed to be reasonable under the circumstances and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We record reductions to revenue for estimated returns. Should a greater amount of products be returned to us, additional reductions to revenue may be required. We also provide for the estimated cost of product warranties at the time revenue is recognized. Although our facilities undergo quality assurance and testing procedures throughout the production process and we monitor our suppliers for Fisher branded products, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Although our actual product returns and warranty costs have not historically fluctuated, should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability may be required.

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We provide for the allowance for doubtful accounts when it becomes likely and known that the financial condition of our customer deteriorated, resulting in the customer's inability to make payments. If those conditions change, changes to the allowance for doubtful accounts may be necessary. Historically, our annual provision for doubtful accounts has approximated the related write-offs.

We write down our inventory for estimated obsolescence to the difference between the cost of inventory and the estimated market value based upon assumptions about current and future demand and market conditions. For our inventories of distributed products, current demand is generally the last twelve-months sales and future demand is generally forecasted for a twelve-month period. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

We record accruals for environmental liabilities based on current interpretations of environmental laws and regulations when it is probable that a liability has been incurred and the amount can be reasonably estimated. Our estimates are based upon reports prepared by environmental specialists and management's knowledge and experiences with these environmental matters. If interpretations of applicable laws and regulations, cleanup methods or the extent of our responsibility change from our current estimates, revisions to our estimated environmental liability may be required.

We annually perform an evaluation of whether goodwill and indefinite-lived intangible assets are impaired or when events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Fair value is determined using a combination of discounted cash flow and multiple of earnings valuation techniques. Our estimates are based upon historical trends, management's knowledge and experiences, and overall economic factors. To the extent those factors may change and impact the fair value of a reporting unit, measurement and write-downs, if any, of goodwill and indefinite-lived intangible assets may be required.

The Company has defined benefit pension plans covering a significant number of domestic and international employees. Accounting for these plans requires the use of actuarial assumptions including estimates on the expected long-term rate of return on assets and discount rates. In order to make informed assumptions, management relies on outside actuarial experts as well as public market data and general economic information. Our pension cost is based on certain assumptions, including our expected long-term rate of return on plan assets. A majority of our plans benefit obligations and plan assets relate to our U.S.-based plan which returned an approximate 7 percent loss on plan assets for 2002 and a ten-year return on plan assets of approximately 9 percent. As of December 31, 2002, we assumed a long-term rate of return on plan assets of 8.75 percent. A 50 basis point change in our long-term rate of return on plan assets assumption would result in a change in our pension cost of approximately $1.0 million. We continually assess these assumptions based on market conditions, and if those conditions change, pension cost may be adjusted accordingly. At December 31, 2002 our pension programs were underfunded by approximately $24 million, the result of underfunded international plans. Our U.S.-based plan was fully funded at December 31, 2002. In addition, our underfunded status includes an additional $20 million for an executive retirement program which has assets approximating this obligation included in other assets on our balance sheet. Each of our plans is in compliance with minimum funding requirements.

We measure compensation expense for our stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date over the amount an employee must pay to acquire the stock. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") defines a fair value method of accounting for an employee stock option or similar equity instrument. Under SFAS 123, fair value of the stock option is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock and the expected dividends on it, and the risk-free interest rate over the expected life of the option, and is amortized as compensation cost over the vesting period of the stock option.

Although we consider these policies to require management's more complex estimates and assumptions, you may refer to Note 2– Summary of Significant Accounting Policies for a description of our accounting policies necessary for a complete understanding of our financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation defines when a business enterprise must consolidate a variable interest entity. This interpretation applies immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. It is not deemed reasonably possible that the adoption of this statement will have a material effect on the Company's financial position or results of operations.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation– Transition and Disclosure" ("SFAS 148") which amends FASB Statement No. 123. This statement provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation and amends the disclosure requirements of FASB Statement No. 123. The transition guidance and annual disclosure provisions are effective for fiscal years ending after December 15, 2003. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company will include the required interim disclosure provisions in its financial statements for the quarter ending March 31, 2003. The adoption of this statement will not have a material effect on the Company's financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also enhances guarantor's disclosure requirements to be made in its interim and annual financial statements about its obligations under certain guarantees it has issued. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted the enhanced disclosure requirements in the current quarter. In the normal course of business, the Company does not issue guarantees to third parties; accordingly, this interpretation will not affect the Company's financial position or results of operations.

In November 2002, the Emerging Issues Task Force issued EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"), effective for arrangements entered into after June 15, 2003. EITF 00-21 defines units of accounting for arrangements with multiple deliverables resulting in revenue being allocated over the units of accounting for revenue recognition purposes. The adoption of this consensus is not anticipated to have a material effect on the Company's financial position or results of operations.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires the recognition of a liability for costs associated with an exit plan or disposal activity when incurred and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," which allowed recognition at the date of an entity's commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated by the Company after December 31, 2002. The adoption of this statement is not anticipated to have a material effect on the Company's financial position or results of operations.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," effective for fiscal years beginning after June 15, 2002. This statement addresses the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of this statement will not have a material effect on the Company's financial position or results of operations.

CONTROL OF THE COMPANY

As of February 25, 2003, certain affiliates of Thomas H. Lee Company ("THL") ("THL Entities"), JP Morgan Partners ("JP Morgan"), Merrill Lynch & Co. ("Merrill Lynch") and Credit Suisse First Boston (USA), Inc. ("CSFB" and, together with the THL Entities, JP Morgan and Merrill Lynch, the "Equity Investors") owned (on a diluted basis) 19.5 percent of our issued and outstanding common stock, with the THL Entities owning 12.7 percent of such outstanding stock. These Equity Investors and certain members of management entered into an Investor's Agreement dated January 21, 1998, as amended (the "Investor's Agreement"). The Investor's Agreement provides that our Board of Directors will comprise at least nine, but not more than ten directors, four of whom will be appointed by the THL Entities, one of whom will be appointed by DLJ Merchant Banking Partners II, L.P., one of whom will be Paul M. Montrone and one of whom will be Paul M. Meister. Accordingly, the Equity Investors have significant control over us and have the power to elect a majority of our directors. The directors elected pursuant to the Investor's Agreement will have the authority to make decisions affecting our capital structure, including the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends, appoint new management and approve any action requiring the approval of the holders of our common stock, including adopting amendments to our certificate of incorporation and approving mergers or sales of substantially all of our assets. There can be no assurance that the interests of the Equity Investors will not conflict with the interests of our other shareholders. Sales or other dispositions of our common stock by the Equity Investors as well as new requirements of the New York Stock Exchange and under the Sarbanes-Oxley Act of 2002 may affect or change the composition of our Board of Directors.

CAUTIONARY FACTORS REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements. All statements other than statements of historical facts included in this Annual Report may constitute forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that our assumptions made in connection with the forward-looking statements are reasonable, there can be no assurances that the assumptions and expectations will prove to have been correct. These forward-looking statements are subject to various risks, uncertainties and assumptions including, among other things:

1. our outstanding indebtedness and leverage, and the restrictions imposed by our indebtedness;
2. the effects of domestic and international economic, political and business conditions on our businesses;
3. the high degree of competition of certain of our businesses, and the potential for new competitors to enter into these businesses;
4. the extent to which we undertake new acquisitions or enter into strategic joint ventures or partnerships, and the terms of any such acquisition or strategic joint venture or partnership;
5. future modifications to existing environmental laws and regulations and governmental orders or decrees respecting remediation or clean-up;
6. discovery of unknown contingent liabilities, including environmental contamination at or emanating from our facilities and liability with respect to products we distribute and manufacture;
7. fluctuations in interest rates and in foreign currency exchange rates;
8. availability, or increases in the cost, of raw materials and other inputs used to make our products;
9. the loss of major customers or suppliers including any provider of shipping services; and
10. our ability to generate free cash flow or to obtain sufficient resources to finance working capital and capital expenditure needs.

Words such as "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating results or financial performance identify forward-looking statements. All forward-looking statements reflect our present expectations of future events and are subject to a number of important factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Annual Report. The Company is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in Section 27A of the Securities Act.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We operate manufacturing and logistical facilities as well as offices around the world and utilize fixed and floating rate debt to finance global operations. As a result, we are subject to business risks inherent in non-U.S. activities, including political and economic uncertainty, import and export limitations, and market risk related to changes in interest rates and foreign currency exchange rates. We believe the political and economic risks related to foreign operations are mitigated due to the stability of the countries in which our largest foreign operations are located.

In the normal course of business, we use derivative financial instruments, including interest rate swaps and options and foreign currency forward exchange contracts and options, and commodity swaps and options to manage market risks. Additional information regarding our financial instruments is contained in Note 5–Fair Value of Financial Instruments and Note 13–Debt. The objective in managing our exposure to changes in interest rates is to limit the impact of these changes on earnings and cash flow and to lower our overall borrowing costs. The objective in managing our exposure to changes in foreign currency exchange rates is to reduce volatility on earnings and cash flow associated with these changes. The objective in managing our exposure to energy commodities is to reduce our volatility on earnings and cash flow associated with these changes. Our principal currency exposures are in the major European currencies and in the Canadian dollar. We do not hold derivatives for trading purposes.

We measure our market risk related to our holdings of financial instruments based on changes in interest rates, foreign currency rates and commodities utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical 10 percent change in these market rates. We used year-end market rates on our financial instruments to perform the sensitivity analysis. We do not include items such as lease contracts, insurance contracts and obligations for pension and other postretirement benefits in the analysis.

Our primary interest rate exposures relate to cash, fixed and variable rate debt, and interest rate swaps and options. The potential loss in fair values is based on an immediate change in the net present values of our interest rate sensitive exposures resulting from a 10 percent change in interest rates. The potential loss in cash flows and earnings is based on the change in the net interest income/expense over a one-year period due to an immediate 10 percent change in rates. A hypothetical 10 percent change in interest rates would not have had a material impact on our fair values, cash flows or earnings for either 2002 or 2001.

Our primary currency rate exposures relate to our intercompany debt, foreign cash and foreign currency forward and option contracts. The potential loss in fair values is based on an immediate change in the U.S. dollar equivalent balances of our currency exposures due to a 10 percent shift in exchange rates. The potential loss in cash flows and earnings is based on the change in cash flow and earnings over a one-year period resulting from an immediate 10 percent change in currency exchange rates. A hypothetical 10 percent change in the currency exchange rates would not have had a material impact on the fair values, cash flows or earnings for either 2002 or 2001.

Our primary commodity exposures relate to our use of diesel fuel for transportation and natural gas for manufacturing and heating purposes, as well as swaps and options. The potential loss in fair values is based on an immediate change in the net present value of our commodity exposures resulting from a 10 percent change in market rates. The potential loss in cash flows and earnings would not have had a material impact on our fair values, cash flows or earnings for either 2002 or 2001.

STATEMENT OF OPERATIONS

Year Ended December 31,	2002	2001	2000
in millions, except per share data			
Sales	$3,238.4	$2,880.0	$2,622.3
Cost of sales	2,383.3	2,142.8	1,974.0
Selling, general and administrative expense	612.2	546.4	494.0
Restructuring and other charges (credits)	(2.2)	59.7	(2.0)
Income from operations	245.1	131.1	156.3
Interest expense	91.3	99.5	99.1
Other expense, net	12.3	1.3	19.4
Income before income taxes and cumulative effect of accounting change	141.5	30.3	37.8
Income tax provision	44.8	13.9	15.1
Income before cumulative effect of accounting change	96.7	16.4	22.7
Cumulative effect of accounting change, net of tax	(46.1)	–	–
Net income	$ 50.6	$ 16.4	$ 22.7
Basic income per common share before cumulative effect of accounting change	$ 1.77	$ 0.33	$ 0.57
Cumulative effect of accounting change, net of tax	(0.84)	–	–
Basic net income per common share	$ 0.93	$ 0.33	$ 0.57
Diluted income per common share before cumulative effect of accounting change	$ 1.67	$ 0.31	$ 0.51
Cumulative effect of accounting change, net of tax	(0.80)	–	–
Diluted net income per common share	$ 0.87	$ 0.31	$ 0.51
Weighted average common shares outstanding:			
Basic	54.5	49.4	40.1
Diluted	57.9	53.0	44.4

See the accompanying notes to financial statements.

December 31, *in millions, except share data*	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 38.8	$ 75.1
Accounts receivable, net	358.0	332.0
Inventories	267.8	261.4
Other current assets	104.8	89.3
Total current assets	769.4	757.8
Property, plant and equipment	332.7	322.1
Goodwill	508.1	507.4
Other assets	261.2	251.9
Total assets	$1,871.4	$1,839.2
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	$ 23.9	$ 75.7
Accounts payable	347.9	336.1
Accrued and other current liabilities	211.5	225.9
Total current liabilities	583.3	637.7
Long-term debt	921.8	956.1
Other liabilities	232.8	222.1
Total liabilities	1,737.9	1,815.9
Commitments and contingencies		
Stockholders' equity:		
Preferred stock ($0.01 par value; 15,000,000 shares authorized, none outstanding)	-	-
Common stock ($0.01 par value; 500,000,000 shares authorized; 54,675,513 and 54,194,484 shares issued; and 54,638,907 and 54,157,878 shares outstanding, at December 31, 2002 and 2001, respectively)	0.5	0.5
Capital in excess of par value	676.4	661.1
Accumulated deficit	(504.9)	(555.5)
Accumulated other comprehensive loss	(37.5)	(81.8)
Treasury stock, at cost (36,606 shares at December 31, 2002 and 2001)	(1.0)	(1.0)
Total stockholders' equity	133.5	23.3
Total liabilities and stockholders' equity	$1,871.4	$1,839.2

See the accompanying notes to financial statements.

STATEMENT OF CASH FLOWS

Year Ended December 31,	2002	2001	2000
in millions			
Cash flows from operating activities:			
Net income	$ 50.6	$ 16.4	$ 22.7
Adjustments to reconcile net income to cash provided by operating activities:			
Restructuring and other charges (credits), net of cash expended	(2.2)	46.1	(2.0)
Debt refinancing	11.2	–	–
Goodwill write-off	46.1	–	–
Depreciation and amortization	74.9	82.0	63.6
Write down of investments	–	–	23.6
Other noncash expenses	1.2	6.0	6.3
(Gain) loss on sale of property, plant and equipment and write-offs	1.0	(0.6)	0.6
Deferred income taxes	36.1	(0.3)	2.3
Changes in working capital:			
Accounts receivables, net	(11.6)	8.9	6.8
Inventories	5.5	10.0	5.9
Accounts payable	6.0	13.8	2.8
Other working capital	(16.8)	4.5	1.4
Other assets and liabilities	(42.7)	(28.2)	(26.8)
Cash provided by operating activities	159.3	158.6	107.2
Cash flows from investing activities:			
Acquisitions, net of cash acquired	(61.1)	(371.2)	(23.1)
Capital expenditures	(43.9)	(40.1)	(29.4)
Proceeds from sale of property, plant and equipment	0.2	2.4	1.7
Other investments	(0.6)	(10.7)	(6.3)
Cash used in investing activities	(105.4)	(419.6)	(57.1)
Cash flows from financing activities:			
Proceeds from sale of common stock	–	289.9	–
Long-term debt proceeds	163.3	–	8.1
Long-term debt payments	(228.1)	(29.5)	(20.9)
Change in short-term debt, net	(26.4)	7.2	1.3
Proceeds from stock options exercised	6.4	3.1	0.4
Acquisition of treasury stock	–	(0.7)	–
Debt refinancing costs	(9.8)	–	–
Changes in amounts sold under the accounts receivable securitization, net	–	–	(21.7)
Cash provided by (used in) financing activities	(94.6)	270.0	(32.8)
Effect of exchange rate changes on cash	4.4	0.1	(1.6)
Net change in cash and cash equivalents	(36.3)	9.1	15.7
Cash and cash equivalents — beginning of year	75.1	66.0	50.3
Cash and cash equivalents — end of year	$ 38.8	$ 75.1	$ 66.0
Supplemental cash flow information:			
Cash paid during the year for:			
Income taxes, net of refunds	$ 15.6	$ 8.5	$ 1.8
Interest	$ 83.5	$ 92.2	$ 93.2

See the accompanying notes to financial statements.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) AND OTHER COMPREHENSIVE INCOME (LOSS)

in millions	Common Stock	Capital in Excess of Par Value	Shares Deposited in Trust	Shares to be Distributed from Trust	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total	Other Comprehensive Income (Loss)
Balance at January 1, 2000	$0.4	$315.8	$(29.9)	$ 29.9	$(594.6)	$(51.6)	$(0.6)	$(330.6)	
Net income	–	–	–	–	22.7	–	–	22.7	$ 22.7
Foreign currency translation adjustment	–	–	–	–	–	(14.3)	–	(14.3)	(14.3)
Unrealized investment gain	–	–	–	–	–	0.3	–	0.3	0.3
Minimum pension liability	–	–	–	–	–	(0.3)	–	(0.3)	(0.3)
Subtotal–other comprehensive income									$ 8.4
Proceeds from stock options	–	0.4	–	–	–	–	–	0.4	
Tax benefit from stock options	–	0.3	–	–	–	–	–	0.3	
Compensation related to the grant of stock options	–	5.0	–	–	–	–	–	5.0	
Expiration of put	–	4.5	–	–	–	–	–	4.5	
Trust activity	–	–	(0.2)	0.2	–	–	–	–	
Issuance of treasury stock	–	–	–	–	–	–	0.3	0.3	
Balance at December 31, 2000	0.4	326.0	(30.1)	30.1	(571.9)	(65.9)	(0.3)	(311.7)	
Net income	–	–	–	–	16.4	–	–	16.4	$ 16.4
Foreign currency translation adjustment	–	–	–	–	–	(10.1)	–	(10.1)	(10.1)
Unrealized investment gain	–	–	–	–	–	0.5	–	0.5	0.5
Unrealized loss on cash flow hedges	–	–	–	–	–	(6.6)	–	(6.6)	(6.6)
Minimum pension liability	–	–	–	–	–	0.3	–	0.3	0.3
Subtotal–other comprehensive income									$ 0.5
Proceeds from issuance of common stock, net	0.1	289.8	–	–	–	–	–	289.9	
Proceeds from stock options	–	3.1	–	–	–	–	–	3.1	
Tax benefit from stock options	–	8.7	–	–	–	–	–	8.7	
Conversion of employee stock options to common stock	–	33.5	–	–	–	–	–	33.5	
Acquisition of treasury stock	–	–	–	–	–	–	(0.7)	(0.7)	
Trust activity	–	–	(20.5)	20.5	–	–	–	–	
Balance at December 31, 2001	0.5	661.1	(50.6)	50.6	(555.5)	(81.8)	(1.0)	23.3	
Net income	–	–	–	–	50.6	–	–	50.6	$ 50.6
Foreign currency translation adjustment	–	–	–	–	–	48.8	–	48.8	48.8
Unrealized investment loss	–	–	–	–	–	(1.3)	–	(1.3)	(1.3)
Unrealized gain on cash flow hedges	–	–	–	–	–	1.3	–	1.3	1.3
Realization of losses on cash flow hedges	–	–	–	–	–	5.3	–	5.3	5.3
Minimum pension liability	–	–	–	–	–	(9.8)	–	(9.8)	(9.8)
Subtotal–other comprehensive income									$ 94.9
Proceeds from stock options	–	6.4	–	–	–	–	–	6.4	
Tax benefit from stock options	–	8.9	–	–	–	–	–	8.9	
Trust activity	–	–	16.6	(16.6)	–	–	–	–	
Balance at December 31, 2002	$0.5	$676.4	$(34.0)	$ 34.0	$(504.9)	$(37.5)	$(1.0)	$ 133.5	

See the accompanying notes to financial statements.

NOTE 1 FORMATION AND BACKGROUND

Fisher Scientific International Inc. ("Fisher" or the "Company") was founded in 1902 and was incorporated as a Delaware corporation in 1991. The Company's operations are conducted throughout North and South America, Europe, the Far East, Australia, the Middle East and Africa directly or through one or more subsidiaries, joint ventures, agents or dealers. The Company reports financial results on the basis of three business segments: domestic distribution, international distribution and laboratory workstations. The domestic distribution segment manufactures, sells and distributes products to three primary customer markets: scientific research, clinical laboratory and industrial safety. Additionally, this segment provides contract manufacturing, chemical manufacturing and custom chemical synthesis and pharmaceutical services for Phase III and Phase IV clinical trials. The international distribution segment sells and distributes products primarily to the scientific research market. The laboratory workstations segment engages in the manufacture and sale of laboratory furniture and fume hoods to the scientific research laboratory market and the manufacture and sale of consoles and enclosures to the technology, communication and financial markets.

The Company serves scientists engaged in biomedical, biotechnology, pharmaceutical, chemical and other fields of research and development, and is a supplier to reference laboratories, hospitals, healthcare alliances, physicians' offices, environmental testing centers, remediation companies, quality-control laboratories and many other customers.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation – The financial statements contain the accounts of the Company and all majority-owned subsidiaries. Intercompany accounts and transactions are eliminated.

Cash and Cash Equivalents – Cash and cash equivalents consist primarily of highly liquid investments with original maturities of three months or less at the date of acquisition.

Inventories – Inventories are valued at the lower of cost or market, cost being determined principally by the last-in, first-out ("LIFO") method for the majority of the subsidiaries included in the domestic distribution segment and by the first-in, first-out ("FIFO") method for all other subsidiaries. The LIFO cost method is generally used for subsidiaries that have also elected LIFO cost for tax purposes.

Property, Plant and Equipment – Property, plant and equipment is recorded at cost. Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income. Depreciation is generally based upon the following estimated useful lives: buildings and improvements 5 to 33 years and machinery, equipment and other 3 to 12 years. Depreciation is computed using the straight-line method. Depreciation expense for 2002, 2001 and 2000 was $47.0 million, $43.5 million and $33.3 million, respectively.

Goodwill – In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires the use of a nonamortization approach to account for goodwill and indefinite-lived intangible assets. Under the nonamortization approach, goodwill and indefinite-lived intangible assets are not amortized but instead are reviewed for impairment and written down with a resulting charge to operations in the period in which the recorded value of goodwill and indefinite-lived intangible assets exceeds its fair value. Prior to January 1, 2002, goodwill acquired in a business combination completed prior to June 30, 2001 was amortized on a straight-line basis over 5 to 40 years. Goodwill is not being amortized as of January 1, 2002.

Intangible Assets – Intangible assets with a finite useful life are being amortized on a straight-line basis over their estimated useful lives, ranging up to 20 years. Intangible assets with an indefinite useful life are not being amortized. Net intangible assets of $111.7 million and $106.9 million are included in Other Assets and are stated net of accumulated amortization of $37.2 million and $29.2 million at December 31, 2002 and 2001, respectively. During 2002, 2001 and 2000, the Company recorded amortization expense of $8.1 million, $6.8 million and $3.0 million, respectively.

Impairment of Long-Lived Assets – Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the quoted market price, if available, or the anticipated undiscounted operating cash flows generated by those assets are less than the assets' carrying value. An impairment charge is recorded for the difference between the fair value and carrying value of the asset.

Advertising – The Company expenses advertising costs as incurred, except for certain direct-response advertising, which is capitalized and amortized over its expected period of future benefit, generally two years. Direct-response advertising consists of catalog production and mailing costs that are amortized from the date catalogs are mailed. Advertising expenses, including internal employment costs for marketing personnel and amortization of capitalized direct-response advertising, were $37.5 million, $21.8 million and $20.1 million for the three years ended December 31, 2002, 2001 and 2000, respectively.

Revenue Recognition – The Company records distribution revenue and self-manufactured-product revenue when persuasive evidence of an arrangement exists, the price is fixed or determinable, title and risk of loss has been transferred to the customer and collectibility of the resulting receivable is reasonably assured. Risk of loss is generally transferred to the customer upon delivery. Products are typically delivered without significant post-sale obligations to customers. When significant obligations exist, revenue recognition is deferred until the obligations are satisfied. Provisions for discounts, warranties and rebates to customers, and returns and other adjustments are provided for in the period the related sales are recorded. Pharmaceutical outsourcing service revenues, which consist of specialized packaging, warehousing and distribution of products, are recognized as each of the service elements is performed. The Company recognizes revenue for each element based on the fair value of the services being provided, which has been determined by referencing historical pricing policies when the services are sold separately. Other service revenue is recognized as the services are performed. Certain contracts associated with the Company's laboratory workstations segment are recorded under the percentage-of-completion method of accounting. Changes in estimates to complete and revisions in overall profit estimates on percentage-of-completion contracts are recognized in the period in which they are determined.

Deferred Debt Issue Costs – Deferred debt issue costs of $18.7 million and $23.5 million at December 31, 2002 and 2001, respectively, relate to the Company's 9 percent Notes, 7 ⅛ percent Notes, 8 ⅛ percent Notes and Credit Facility debt. Deferred debt issue costs are included in Other Assets and are amortized using the effective interest rate method over the term of the related debt. During 2002, 2001 and 2000, the Company recorded amortization expense of $4.5 million, $5.0 million and $4.6 million, respectively.

Income Taxes – The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), that requires the asset and liability approach to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Other Expense, Net – Other expense, net consists of interest income on cash and cash equivalents and other non-operating income and expense items. In 2002, the Company recorded a charge of $11.2 million consisting of $7.1 million of fixed-swap unwind costs and $4.1 million of deferred financing and other costs associated with the retirement of bank term debt. The 2000 amount includes a $23.6 million write-down of the Company's Internet-related investments.

Stock-Based Compensation – The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method. Had compensation cost for options been based upon fair value as determined under Statement of Financial Accounting Standard No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), the Company's 2002, 2001 and 2000 net income would have been $41.5 million, $29.0 million and $20.4 million, respectively, with basic earnings per share of $0.76, $0.59 and $0.51 for 2002, 2001 and 2000, respectively, and diluted earnings per share of $0.72, $0.55 and $0.46, for 2002, 2001 and 2000, respectively. In accordance with SFAS 123, the following weighted average assumptions were used to calculate compensation cost for option grants in 2002, 2001 and 2000: risk-free interest rates of approximately 3.8 percent, 4.5 percent and 6.0 percent, respectively, annual dividend of $0; expected lives of 5 years and expected volatility of 47 percent, 51 percent and 55 percent, respectively.

Foreign Currency Translation – Assets and liabilities of the Company's foreign subsidiaries, where the functional currency is the local currency, are translated into U.S. dollars using year-end exchange rates. Revenues and expenses of foreign subsidiaries are translated at the average exchange rates in effect during the year. Adjustments resulting from financial statement translations are included as a separate component of stockholders' equity. Gains and losses resulting from foreign currency transactions are reported on the income statement line item corresponding with the transaction when recognized.

Financial Instruments – Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended, which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relations or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in accumulated other comprehensive income ("OCI") and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. For derivative instruments not designated as hedging instruments, changes in fair value are recognized in earnings in the current period. The adoption of SFAS 133, as amended, did not have a material effect on the Company's financial position or results of operations.

The nature of the Company's business activities necessarily involves the management of various financial and market risks, including those related to changes in interest rates, foreign currency and commodity rates. As discussed below, the Company uses derivative financial instruments to mitigate or eliminate certain of those risks. The Company assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedge items. When it is determined that a derivative is not highly effective as a hedge, the Company discontinues hedge accounting prospectively. The Company does not hold derivatives for trading purposes.

The Company enters into interest-rate swap and option agreements in order to manage its exposure to interest rate risk. These interest rate swaps are designated as cash flow hedges of the Company's variable rate debt. During 2002, no ineffectiveness was recognized in the statement of operations on these hedges. Amounts accumulated in OCI are reclassified into earnings as interest is accrued on the hedge transactions. The amounts accumulated in OCI will fluctuate based on changes in the fair value of the Company's derivatives at each reporting period.

The Company enters into forward currency and option contracts to hedge exposure to fluctuations in foreign currency rates. For foreign currency contracts that are designated as hedges, changes in the fair value are recorded in OCI to the extent of hedge effectiveness and are subsequently recognized in earnings once the forecasted transactions are recognized. For forward currency contracts not designated as hedges, changes in fair value are recognized in other expense, net.

The Company enters into commodity swaps and option contracts to hedge exposure to fluctuations in commodity prices. For foreign currency contracts that are designated as hedges, changes in the fair value are recorded in OCI to the extent of hedge effectiveness and are subsequently recognized in earnings once the forecasted transactions are recognized. For forward currency contracts not designated as hedges, changes in fair value are recognized in other expense, net.

Other Comprehensive Income (Loss) – Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States of America are included in other comprehensive income (loss) but are excluded from net income (loss) as these amounts are recorded directly as an adjustment to stockholders' equity, net of tax. The Company's other comprehensive income (loss) is composed of unrealized gains and losses on available-for-sale securities, unrealized losses on cash flow hedges, minimum pension liability and foreign currency translation adjustments.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications – Certain prior year amounts have been reclassified to conform to their current presentation.

NOTE 3 CHANGE IN ACCOUNTING PRINCIPLE

SFAS 142 requires the use of a nonamortization approach to account for goodwill and indefinite-lived intangible assets. Under the non-amortization approach, goodwill and indefinite-lived intangible assets will not be amortized but instead will be reviewed for impairment and written down with a resulting charge to operations in the period in which the recorded value of goodwill and indefinite-lived intangible assets exceeds its fair value. The adoption of SFAS 142 required the Company to reassess the useful lives and residual values of all intangible assets and make any necessary amortization adjustments. Based on that assessment, no adjustments were made to the amortization period or residual values of our intangible assets. Additionally, SFAS 142 requires the Company to perform an evaluation of whether goodwill and indefinite-lived intangible assets are impaired as of January 1, 2002, the effective date of the statement for the Company.

SFAS 142 provided a six-month transitional period from the effective date of adoption to perform an initial assessment of whether an indication of goodwill impairment exists. This initial assessment compared the fair value of the reporting unit to its carrying value, including goodwill. Fair value was determined using a combination of discounted cash flows and multiple of earnings valuation techniques. To the extent that the fair value was less than the carrying value, the Company was required to perform a second test to measure the amount of the goodwill impairment, if any.

During the second quarter of 2002, the Company completed its transitional assessment in accordance with these tests to determine if goodwill was impaired as of January 1, 2002. As a result, the Company recorded a noncash charge of $63.8 million ($46.1 million, net of tax) in the Company's statement of operations, reflecting the cumulative effect of the accounting change to adjust goodwill to fair value. The international distribution segment and laboratory workstations segment accounted for $19.7 million and $44.1 million of the charge, respectively.

The impairment charge in the international distribution segment related to certain of the Company's smaller-market distribution businesses where current operating performance was lower than the original forecast. The Company's laboratory workstations segment is sensitive to changes in capital spending and several of the markets the laboratory workstations segment sells to, including the technology industry, were impacted by the significant economic slowdown causing a reduction in spending in those markets. As a result, sales growth was less than originally forecasted, resulting in decreased profitability.

SFAS 142 also requires that goodwill be tested annually and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company has elected to perform its annual test for indications of goodwill impairment as of October 31 of each year.

In accordance with SFAS 142, the Company discontinued the amortization of goodwill effective January 1, 2002. The following is a reconciliation of net income, as reported, to net income and net income per share for the years ended December 31, 2002, 2001 and 2000, excluding goodwill amortization (in millions, except per share amounts):

Year Ended December 31,	2002	2001	2000
Net income as reported	$50.6	$16.4	$22.7
Goodwill amortization, net of tax	–	14.4	11.1
Net income, excluding goodwill amortization	$50.6	$30.8	$33.8
Basic earnings per share			
Basic net income per share as reported	$0.93	$0.33	$0.57
Goodwill amortization	–	0.29	0.28
Basic net income per share, excluding goodwill amortization	$0.93	$0.62	$0.84
Diluted earnings per share			
Diluted net income per share as reported	$0.87	$0.31	$0.51
Goodwill amortization	–	0.27	0.25
Diluted net income per share, excluding goodwill amortization	$0.87	$0.58	$0.76

NOTE 4 ACQUISITIONS

In November 2002, the Company acquired Maybridge Chemical Holdings Limited ("Maybridge") and Mimotopes Pty. Limited ("Mimotopes"). Maybridge is a United Kingdom-based provider of organic compounds and combinatorial libraries for use in drug discovery. Mimotopes is an Australia-based manufacturer of custom peptides and peptide libraries used in conducting scientific research. These acquisitions had an aggregate purchase price of $53.2 million and were funded with cash on hand. The results of Maybridge and Mimotopes have been included in our domestic distribution segment from their respective dates of acquisition.

In July 2002, the Company acquired a Netherlands-based distributor operating under the names Retsch and Emergo, further enhancing the Company's position in northern Europe. Retsch and Emergo are distributors of instruments, equipment and supplies to the scientific research and industrial markets. The net purchase price of $7.9 million was funded using cash on hand. The results of Retsch and Emergo have been included in the international distribution segment from the date of acquisition.

In April 2002, the Company acquired an additional interest in Medical Analysis Systems, Inc. ("MAS"), increasing the Company's existing ownership interest in MAS, acquired in June 2001, to 91 percent. On September 18, 2002, the Company caused MAS to merge with and into a wholly-owned merger subsidiary of the Company. In July 2001, the Company acquired Safety Equipment Company ("SEC"), a distributor of safety supplies and personal protection equipment. These acquisitions had an aggregate purchase price of approximately $30 million. The results of MAS and SEC have been included in the domestic distribution segment from their respective dates of acquisition.

In November 2001, the Company acquired Cole-Parmer Instrument Company and its affiliated companies ("Cole-Parmer"). Cole-Parmer is a manufacturer and distributor of specialty technical instruments, appliances, equipment and supplies. The purchase price was $208.5 million in cash. In September 2002, the Company finalized its third-party valuation of Cole-Parmer. As a result, the Company adjusted the purchase price allocation to reflect revisions to the fair values of certain assets acquired and liabilities assumed at the date of acquisition, resulting in a net increase to goodwill in the amount of $6.9 million. The results of Cole-Parmer have been included in the domestic distribution segment from the date of acquisition.

In February 2001, the Company acquired the pharmaceutical packaging services business of Covance, which the Company renamed Fisher Clinical Services Inc. ("FCS"). FCS enables pharmaceutical and biotechnology customers to outsource the packaging, labeling and distribution of new medicines undergoing Phase III and Phase IV clinical trials. The Company paid in cash an adjusted purchase price of approximately $133 million. The results of FCS have been included in the domestic distribution segment from the date of acquisition.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of the acquisitions for the acquisitions completed in 2001. The acquisitions completed during 2002 were not material to the financial position or results of operations of the Company, and accordingly, are not presented. The allocation of purchase price has been made based upon management estimates and third-party valuations (in millions).

Current assets	$105.1
Property, plant and equipment	74.2
Intangible assets	89.0
Goodwill	199.2
Other assets	9.6
Total assets acquired	477.1
Current liabilities	86.2
Long-term debt	9.8
Other liabilities	9.9
Total liabilities assumed	105.9
Net assets acquired	$371.2

The following unaudited pro forma financial information presents the consolidated results of operations as if the 2001 acquisitions described above had occurred at the beginning of 2001. No pro forma information is required for 2002 as the results of operations already reflect the activity of the acquisitions. The unaudited pro forma amounts include a finance charge to reflect estimated borrowing costs that would have been incurred had the acquisitions occurred at the beginning of 2001. The unaudited pro forma financial information is provided for information purposes only and does not purport to be indicative of the Company's results of operations that would actually have been achieved had the acquisitions been completed for the periods presented, or that may be achieved in the future (in millions, except per share amounts).

	2001
Sales	$3,063.5
Net income	7.7
Net income per common share:	
Basic	$ 0.15
Diluted	$ 0.14

NOTE 5 FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of cash held at financial institutions, accounts receivable, debt, interest rate swaps and forward foreign currency contracts.

The carrying amounts for cash and cash equivalents, accounts receivable and short-term debt approximate fair value due to the short-term nature of these instruments. The carrying and fair values of long-term debt were $921.8 million and $959.5 million, respectively, at December 31, 2002 and $956.1 million and $978.6 million, respectively, at December 31, 2001. The fair value of the long-term fixed rate debt was estimated based on current quotes from bond traders making a market in the debt instrument. The fair value of debt with variable rates approximates the net carrying value. As of December 31, 2002, the Company had approximately $12.2 million of outstanding foreign currency forward and option contracts. There were no outstanding forward foreign currency contracts as of December 31, 2001. The fair value of these contracts was insignificant at December 31, 2002. The Company also had off-balance-sheet standby letters of credit with notional amounts of $27.2 million and $54.2 million with no unrealized gain or loss at December 31, 2002 and 2001, respectively.

As of December 31, 2001, the Company was a party to five interest-rate swap agreements in which the Company exchanged its floating-rate obligation on (a) $40.0 million denominated in U.S. dollars for a fixed-rate payment obligation of 5.669 percent per annum through January 21, 2004, (b) $141.9 million denominated in U.S. dollars for a fixed rate obligation of 5.669 percent per annum through December 31, 2003, (c) $22.0 million denominated in British pounds for a fixed-rate payment obligation of 5.850 percent per annum through January 21, 2004, and (d) $7.9 million denominated in Canadian dollars for a fixed-rate payment obligation of 5.6675 percent per annum through January 21, 2004. The notional amount of each interest-rate swap agreement matched the repayment schedule of the Term Facility through the maturity date of the respective interest-rate swap agreements (see Note 13–Debt). The fair values of interest-rate swap agreements are the estimated amounts that the Company would pay or receive to terminate the agreements at the reporting date, taking into account current interest rates, the market expectation for future interest rates and the current creditworthiness of the Company. The fair value of outstanding interest-rate swap agreements as of December 31, 2001, based upon quoted market prices, reflected an unrealized loss of $9.6 million. In April 2002, the Term Facility was repaid in full and the Company recorded a charge in the amount of $7.1 million for fixed-swap unwind costs.

None of the Company's financial instruments represents a concentration of credit risk as the Company deals with a variety of major banks worldwide, and its accounts receivable are spread among a number of customers and geographic areas.

NOTE 6 ACCOUNTS RECEIVABLE

The following is a summary of accounts receivable at December 31 (in millions):

	2002	2001
Gross accounts receivable	$393.6	$366.8
Allowance for doubtful accounts	(35.6)	(34.8)
Accounts receivable, net	$358.0	$332.0

The Company's receivables securitization facility ("Receivables Securitization") in the amount of $175 million provides for the sale, on a revolving basis, of certain of the accounts receivable of Fisher Scientific International Inc., a Delaware corporation ("FSII"), to a special purpose, bankruptcy remote subsidiary of FSII included in the Company's consolidated financial statements. The parties have entered into an agreement to transfer, on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable up to a maximum amount based on a defined calculated percentage of the outstanding accounts receivable balance. As collections reduce accounts receivable included in the pool, new receivables are sold into the pool. During 2002 and 2001, the Company collected and reinvested, on a revolving basis, approximately $226 million and $812 million of receivables, respectively. The special purpose subsidiary has the risk of credit loss on the receivables and, accordingly, the full amount of the allowance for doubtful accounts has been retained in the Company's balance sheet. Under the terms of the Receivables Securitization, FSII retains collection and administrative responsibilities for the receivables in the pool. Due to the short-term nature of the receivables, the Company's retained interest in the pool during the year is valued at historical cost which approximates fair value. The effective interest rate is approximately one month LIBOR plus an annual commitment fee of 50 basis points. The Company recorded $1.8 million, $3.8 million and $3.9 million of losses on the sale of receivables as interest expense during the years ended December 31, 2002, 2001 and 2000, respectively. The full amount of the Receivables Securitization facility was available at December 31, 2002 and 2001 and was replaced in January 2003. (See Note 23–Subsequent Events.)

NOTE 7 INVENTORIES

The following is a summary of inventories by major category at December 31 (in millions):

	2002	2001
Raw material	$ 46.6	$ 33.6
Work in process	10.6	11.0
Finished products	210.6	216.8
Total	$267.8	$261.4

The value of inventory maintained using the LIFO method was $177.9 million and $150.9 million as of December 31, 2002 and 2001, respectively, which was below estimated replacement cost by approximately $33.6 million and $30.8 million for the years ended December 31, 2002 and 2001, respectively. The value of inventory maintained using the FIFO method was $89.9 million and $110.5 million as of December 31, 2002 and 2001, respectively.

NOTE 8 OTHER CURRENT ASSETS

The following is a summary of other current assets at December 31 (in millions):

	2002	2001
Deferred income taxes	$ 70.6	$60.8
Other	34.2	28.5
Total	$104.8	$89.3

NOTE 9 PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment by major class of asset at December 31 (in millions):

	2002	2001
Land, buildings and improvements	$ 250.6	$ 239.8
Machinery, equipment and other	297.1	257.9
Total	547.7	497.7
Accumulated depreciation	(215.0)	(175.6)
Property, plant and equipment, net	$ 332.7	$ 322.1

NOTE 10 GOODWILL AND OTHER INTANGIBLE ASSETS

The following is a reconciliation of changes in the carrying amounts of goodwill by segment for the year ended December 31, 2002 (in millions):

	Domestic Distribution	International Distribution	Laboratory Workstations	Total
Balance as of December 31, 2001	$299.3	$111.0	$ 97.1	$507.4
Cumulative effect of accounting change	–	(19.7)	(44.1)	(63.8)
Purchase price allocation adjustment	(1.9)	–	–	(1.9)
Acquisitions	39.0	2.2	–	41.2
Effect of foreign currency change	9.2	16.0	–	25.2
Balance as of December 31, 2002	$345.6	$109.5	$ 53.0	$508.1

In accordance with SFAS 142, the Company completed its evaluation of whether goodwill was impaired as of January 1, 2002, and recorded a noncash charge for the cumulative effect of the accounting change (see Note 3 – Change in Accounting Principle). SFAS 142 also requires that goodwill be tested annually and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We have elected to perform the annual test for indication of goodwill impairment as of October 31 of each year. As of October 31, 2002, there were no additional impairments of goodwill.

In September 2002, the Company finalized its third-party valuation of Cole-Parmer. As a result, the Company adjusted the purchase price allocation to reflect revisions to the fair values of certain assets acquired and liabilities assumed at the date of acquisition, resulting in a net increase to goodwill in the amount of $6.9 million.

As a result of the Company's ownership in MAS exceeding 80 percent (see Note 4 – Acquisitions), MAS qualifies for inclusion in the consolidated tax group of Fisher. As a result, the Company has recorded an adjustment to the purchase price allocation for MAS reflecting a reduction in the acquired deferred tax asset valuation allowance and an offsetting decrease to goodwill of approximately $8.0 million.

The following is a summary of other intangible assets that are subject to amortization at December 31 (in millions):

	2002	2001
Customer lists (net of accumulated amortization of $5.9 million and $4.4 million at December 31, 2002 and 2001, respectively)	$15.1	$15.1
Non-compete agreements (net of accumulated amortization of $15.4 million and $11.6 million at December 31, 2002 and 2001, respectively)	5.8	9.5
Patents and tradenames (net of accumulated amortization of $6.7 million and $5.5 million at December 31, 2002 and 2001, respectively)	8.9	7.3
Other amortizable intangible assets (net of accumulated amortization of $9.2 million and $7.7 million at December 31, 2002 and 2001, respectively)	20.4	13.6
Amortizable intangible assets, net of accumulated amortization	$50.2	$45.5

For the years ended December 31, 2002, 2001 and 2000, the Company recorded amortization expense of $8.1 million, $6.8 million and $3.0 million, respectively, related to amortizable other intangible assets.

The estimated amortization expense for each of the five succeeding years and thereafter is as follows (in millions):

For the Year Ended December 31,	
2003	$ 7.3
2004	$ 6.4
2005	$ 3.7
2006	$ 3.4
2007	$ 2.9
Thereafter	$26.5

As of December 31, 2002 and 2001, the Company had indefinite-lived intangible assets in the domestic distribution segment of $61.5 million, which primarily consists of tradenames.

NOTE 11 ACCOUNTS PAYABLE

The Company maintains a zero balance cash management system for its U.S. accounts payable. Accordingly, included in accounts payable at December 31, 2002 and 2001, are approximately $99.9 million and $95.0 million of checks that have not cleared, respectively.

NOTE 12 ACCRUED AND OTHER CURRENT LIABILITIES

The following is a summary of accrued and other current liabilities at December 31 (in millions):

	2002	2001
Wages and benefits	$ 60.5	$ 61.0
Interest	28.1	25.7
Other	122.9	139.2
Total	$211.5	$225.9

NOTE 13 DEBT

The following is a summary of debt obligations at December 31 (in millions):

	2002	2001
8 ⅛ percent Senior Subordinated Notes (at par)	$150.0	$ –
9 percent Senior Subordinated Notes (net of a discount of $3.9 million and $4.6 million at December 31, 2002 and 2001, respectively)	596.1	595.4
7 ⅛ percent Notes (net of a discount of $0.4 million and $0.6 million at December 31, 2002 and 2001, respectively)	149.6	149.4
Other	50.0	75.2
Term Facility	–	211.8
Total debt	945.7	1,031.8
Less short-term debt	(23.9)	(75.7)
Total long-term debt	$921.8	$ 956.1

In April 2002, the Company issued $150 million of 8 ⅛ percent senior subordinated notes ("8 ⅛ percent Notes"). The 8 ⅛ percent Notes were issued at par, mature on May 1, 2012 and pay interest semiannually in arrears on May 1 and November 1 of each year. The 8 ⅛ percent Notes are unsecured senior subordinated obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness and rank *pari passu* in light of payment with all other existing and future senior subordinated indebtedness of the Company. The 8 ⅛ percent Notes are redeemable at the option of the Company at any time after May 1, 2007 at an initial redemption price of 104.1 percent, declining ratably to par on or after May 1, 2010. In addition, the Company may redeem up to 40 percent of the aggregate principal of the 8 ⅛ percent Notes at any time on or prior to May 1, 2005 upon receipt of proceeds from an Equity Offering (as defined in the Indenture under which the 8 ⅛ percent Notes are issued) at a redemption price of 108.1 percent, provided that at least 60 percent of the original principal amount of the 8 ⅛ percent Notes remains outstanding after such redemption. Upon a Change of Control Triggering Event (as defined in the Indenture under which the 8 ⅛ percent Notes are issued), the Company will be required to make an offer to purchase all outstanding 8 ⅛ percent Notes at 101 percent of the outstanding principal amount, together with accrued and unpaid interest, if any, to the date of purchase.

The Indenture under which the 8 ⅛ percent Notes are issued contains covenants that restrict, among other things, the ability of the Company and its subsidiaries to (i) incur additional indebtedness, (ii) pay dividends or make certain other restricted payments, (iii) merge or consolidate with any other person, and (iv) make minority investments, and contains other various covenants that are customary for transactions of this type.

On January 21, and November 20, 1998, the Company issued $400 million and $200 million, respectively, of 9 percent senior subordinated notes ("9 percent Notes"). The 9 percent Notes issued in January were issued at par while the 9 percent Notes issued in November were issued net of an approximate $7 million discount. The 9 percent Notes will mature on February 1, 2008, with interest payable semiannually in arrears on February 1 and August 1 of each year. The 9 percent Notes are unsecured senior subordinated obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness and rank *pari passu* in light of payment with all other existing and future senior subordinated indebtedness of the Company. The 9 percent Notes are redeemable at the option of the Company at any time after February 1, 2003 at an initial redemption price of 104.5 percent, declining ratably to par on or after February 1, 2006. Upon a Change of Control Triggering Event (as defined in the Indenture under which the 9 percent Notes are issued), the Company will be required to make an offer to purchase all outstanding 9 percent Notes at 101 percent of the outstanding principal amount, together with accrued and unpaid interest, if any, to the date of purchase.

The Indenture under which the 9 percent Notes are issued contains covenants that restrict, among other things, the ability of the Company and its subsidiaries to (i) incur additional indebtedness, (ii) pay dividends or make certain other restricted payments, (iii) merge or consolidate with any other person, and (iv) make minority investments, and contains other various covenants that are customary for transactions of this type.

The Company also has outstanding $150.0 million aggregate principal amount of 7 ⅛ percent Notes due December 15, 2005, which were sold on December 18, 1995 at a price to the public equal to 99.184 percent of principal bringing the effective interest rate to 7.5 percent.

Other debt outstanding at December 31, 2002 totaled $50.0 million, of which $26.1 million is long-term in nature. This debt matures as follows: $5.7 million in 2004, $1.8 million in 2005, $3.9 million in 2006, $0.8 million in 2007and $13.9 million thereafter.

The Company's $175 million revolving credit facility (the "Credit Facility") contains covenants of the Company and the subsidiary borrowers, including, without limitation, certain financial covenants and restrictions on (i) indebtedness, (ii) the sale of assets, (iii) mergers, acquisitions and other business combinations, (iv) minority investments, and (v) the payment of cash dividends to shareholders. The financial covenants include requirements to maintain certain levels of interest coverage, debt to earnings before interest, taxes, depreciation and amortization and a limit on capital expenditures. The Company is in compliance with all covenants at December 31, 2002.

Obligations of Fisher and the subsidiary borrowers under the Credit Facility are secured by substantially all assets of the Company and its material domestic subsidiaries. Obligations of Fisher and the subsidiary borrowers are further guaranteed by Fisher and each material domestic subsidiary of Fisher.

NOTE 14 COMMITMENTS AND CONTINGENCIES

The Company leases certain logistics, office, and manufacturing facilities. The following is a summary of annual future minimum lease and rental commitments under operating leases as of December 31, 2002 (in millions):

2003	$ 22.7
2004	18.0
2005	15.1
2006	13.0
2007	10.9
Thereafter	53.2
Net minimum lease payments	$132.9

Rent expense included in the accompanying statement of operations amounted to $23.1 million in 2002, $20.5 million in 2001 and $17.6 million in 2000.

As of December 31, 2002, the Company had letters of credit outstanding totaling $27.2 million, which primarily represent guarantees issued to local banks in support of borrowings by foreign subsidiaries of the Company, guarantees with respect to various insurance activities, as well as performance letters of credit issued in the normal course of business.

There are various lawsuits and claims pending against the Company involving contract, product liability and other issues. In addition, the Company has assumed certain specified insurance liabilities, including liabilities related to an inactive insurance subsidiary, primarily related to certain historical businesses of its former parent. In view of the Company's financial condition and the accruals established for related matters, based on management's knowledge to date, management does not believe that the ultimate liability, if any, related to these matters will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

The Company is currently involved in various stages of investigation and remediation related to environmental protection matters. The Company cannot predict the potential costs related to environmental matters and the possible impact on future operations given the uncertainties regarding the extent of the required cleanup, the complexity and interpretation of applicable laws and regulations, the varying costs of alternative cleanup methods and the extent of the Company's responsibility. However, these costs could be material. The Company records accruals for environmental liabilities, based on current interpretations of environmental laws and regulations, when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. The Company calculates estimates based upon reports prepared by environmental specialists and management's knowledge and experience with these environmental matters. The Company includes in these estimates potential costs for investigation, remediation and operation and maintenance of cleanup sites. Accrued liabilities for environmental matters were $31.0 million and $29.8 million at December 31, 2002 and 2001, respectively.

Although these environmental liabilities do not include third-party recoveries, the Company may be subject to indemnification from third parties for liabilities relating to certain sites. Management believes that this accrual is adequate for the environmental liabilities the Company expects to incur. As a result, the Company believes that the ultimate liability with respect to environmental matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows. However, the Company may be subject to additional remedial or compliance costs due to future events, such as changes in existing laws and regulations, changes in agency direction or enforcement policies, developments in remediation technologies or changes in the conduct of the Company's operations, which could have a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE 15 STOCKHOLDERS' EQUITY

The preferred and common stock of the Company are each issuable in one or more series or classes, any or all of which may have such voting powers, full or limited, or no voting powers, and such designations, preferences and related participating, optional or other special rights and qualifications, limitations or restrictions thereof, as are set forth in the Restated Certificate of Incorporation of Fisher or any amendment thereto, or in the resolution or resolutions providing for the issue of such stock adopted by Fisher's Board of Directors, which is expressly authorized to set such terms for any such issue. As of December 31, 2002 and 2001, the Company's outstanding common stock included 2,436,601 and 4,035,290 of nonvoting shares, respectively. As of December 31, 2002 and 2001, there were warrants outstanding to purchase 2,583,315 shares of common stock at an exercise price of $9.65 per share.

In February 2002, certain of the Company's stockholders sold 7.4 million shares of common stock in an underwritten public offering. The Company did not receive any of the proceeds from this offering. As of December 31, 2002, Thomas H. Lee Company ("THL") and its affiliates involved in the Company's recapitalization in 1998 own approximately 36 percent of the Company's outstanding common stock.

On May 16, 2001, the stockholders of the Company approved an amendment to the Restated Certificate of Incorporation of the Company increasing the authorized number of shares of common stock that may be issued from 100,000,000 to 500,000,000.

On May 9, 2001, the Company sold 12.8 million shares of common stock to the public at a price of $24.00 per share. An additional 1.0 million shares were sold by employees and other individuals from shares distributed from a rabbi trust set up in connection with the Company's recapitalization in 1998. Proceeds to the Company from the offering were approximately $289.9 million, net of underwriters' discounts and offering costs. The Company did not receive any proceeds for the sale of shares by the selling stockholders.

NOTE 16 EARNINGS PER SHARE

Net income per share is computed under Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Under SFAS 128, basic net income per share is computed by dividing net income available for common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net income per share is computed by dividing net income available for common stockholders by the weighted average number of shares of common stock outstanding, including potential common shares from conversion of stock options and warrants using the treasury stock method, if dilutive.

The following table sets forth basic and diluted net income per share computational data for the periods presented (in millions, except per share amounts):

Year Ended December 31,	2002	2001	2000
Net income available to common shareholders	$50.6	$16.4	$22.7
Weighted average common shares outstanding used in computing basic net income per share	54.5	49.4	40.1
Common stock equivalents [a]	3.4	3.6	4.3
Weighted average common shares outstanding used in computing diluted net income per share	57.9	53.0	44.4
Basic net income per share	$0.93	$0.33	$0.57
Diluted net income per share	$0.87	$0.31	$0.51

[a] *The weighted average amount of outstanding antidilutive common stock options and warrants excluded from the computation of diluted net income per share was 1.3 million, 0.9 million and 0.2 million at December 31, 2002, 2001 and 2000, respectively.*

NOTE 17 INCOME TAXES

The domestic and foreign components of income before income taxes are as follows (in millions):

Year Ended December 31,	2002	2001	2000
Domestic	$ 88.9	$ 0.6	$25.6
Foreign	52.6	29.7	12.2
Income before income taxes	$141.5	$30.3	$37.8

The components of the income tax provision are as follows (in millions):

Year Ended December 31,	2002	2001	2000
Current income tax expense:			
Federal	$ 0.5	$ –	$ 5.7
State	1.8	1.5	0.4
Foreign	6.4	12.7	6.7
Total current	8.7	14.2	12.8
Deferred income tax expense (benefit):			
Federal	29.4	0.6	1.5
State	1.3	(0.3)	0.1
Foreign	5.4	(0.6)	0.7
Total deferred	36.1	(0.3)	2.3
Total income tax provision	$44.8	$13.9	$15.1

The principal items accounting for the differences in taxes on income computed at the applicable U.S. statutory rate and as recorded are as follows (in millions):

Year Ended December 31,	2002	2001	2000
Taxes computed at statutory rate	$49.5	$10.6	$13.2
Foreign taxes over (under) U.S. rate and foreign losses not tax benefitted (net)	(7.0)	(1.2)	0.4
State income taxes (net of federal benefit)	2.1	1.7	0.3
Nondeductible permanent items, net	1.4	2.8	2.4
Other	(1.2)	–	(1.2)
Income tax provision	$44.8	$13.9	$15.1

The tax effects of temporary items that gave rise to significant portions of the deferred tax accounts are as follows at December 31 (in millions):

	2002	2001
Deferred tax assets:		
Postretirement benefit costs other than pension	$ 22.8	$ 24.4
Environmental accruals	10.6	11.8
Operating loss	68.0	53.3
Accrued employee benefits	23.8	35.3
Restructuring accruals	3.6	7.2
Other items not deductible until paid	60.3	55.6
Gross deferred tax assets	189.1	187.6
Less valuation allowance	(36.2)	(35.7)
Total deferred tax assets	152.9	151.9
Deferred tax liabilities:		
Goodwill	18.7	22.4
Property, plant and equipment	11.5	12.4
Other	13.8	9.6
Total deferred tax liabilities	44.0	44.4
Net deferred tax assets	$108.9	$107.5

Deferred tax assets include the benefit of net operating loss carryforwards subject to appropriate valuation allowances. The Company evaluates the tax benefits of operating loss carryforwards on an ongoing basis taking into consideration such factors as the future reversals of existing taxable temporary differences, projected future operating results, the available carryforward period and other circumstances.

At December 31, 2002, the Company had accumulated net operating loss carryforwards for tax purposes expiring as follows (in millions):

	Foreign	State	Federal
2003	$ 1.3	$ 4.5	$ –
2004	3.1	6.4	–
2005	2.6	7.4	–
2006	0.9	9.3	–
2007	1.7	8.1	–
2008	0.7	7.0	–
2009	1.3	7.0	–
2010	0.8	2.0	–
2011	1.2	2.0	–
2012	1.8	2.0	–
2013	–	4.0	–
2014	–	6.0	–
2015	–	4.8	–
2016	–	10.2	–
2017	–	8.1	–
2018	–	10.9	–
2019	–	18.0	17.8
2020	–	6.8	–
2021	–	16.0	26.8
2022	–	16.0	19.2
No Expiration	104.5	–	–
Total	$119.9	$156.5	$63.8

SFAS 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The valuation allowances at December 31, 2002 and 2001 predominantly represent allowances against foreign and state net operating losses which are not anticipated to result in future tax benefits.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $84.1 million at December 31, 2002. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. The Company intends to periodically make distributions from its foreign subsidiaries to its U.S. parent. These distributions will only be made at such time that they are deemed to be tax efficient. The Company does not anticipate any additional U.S. tax liability above that which has previously been recorded.

NOTE 18 RETIREMENT BENEFITS

The Company has defined benefit pension plans available to substantially all employees that are either fully paid for by the Company or provide for mandatory employee contributions as a condition of participation. Under the cash balance plan in the United States, a participating employee accumulates a cash balance account which is credited monthly with an allocation equal to 3.5 percent of compensation and interest. The Company's funding policy is to contribute annually the statutorily required minimum amount as actuarially determined.

The Company also maintains a supplemental nonqualified executive retirement program for certain of its executives. The benefit obligation related to this program is included below and is approximately $20 million and $18 million at December 31, 2002 and 2001, respectively. Assets set aside in a rabbi trust established for this program, that approximate the obligation, are included in other assets on our balance sheet. At December 31, 2002, certain of our international plans were underfunded by approximately $24 million and our U.S.-based plan was fully funded.

The Company, generally at its own discretion, provides a postretirement healthcare program that is administered by the Company to employees who elect to and are eligible to participate. The Company funds a portion of the costs of this program on a self-insured and insured-premium basis and, for the years ended December 31, 2002, 2001 and 2000, made payments totaling $1.7 million, $1.8 million and $2.1 million, respectively.

The changes in benefit obligations and plan assets were as follows at December 31 (in millions):

	Pension Benefits		Other Postretirement Benefits	
	2002	2001	2002	2001
CHANGE IN BENEFIT OBLIGATION				
Benefit obligation at beginning of year	$260.6	$244.5	$23.2	$24.0
Service costs	10.9	10.7	0.4	0.4
Interest costs	17.7	17.0	1.6	1.6
Plan participants' contribution	0.7	0.6	–	–
Actuarial (gain) loss	14.9	6.5	1.5	(0.9)
Benefits paid	(16.1)	(17.1)	(1.7)	(1.8)
Currency translation adjustment	5.1	(1.6)	0.1	(0.1)
Benefit obligation at end of year	$293.8	$260.6	$25.1	$23.2
CHANGE IN PLAN ASSETS				
Fair value of plan assets at beginning of year	$260.0	$317.8		
Actual return on plan assets	(21.1)	(40.6)		
Employer contribution	22.3	1.6		
Plan participants' contribution	0.7	0.6		
Benefits paid	(16.1)	(17.1)		
Currency translation adjustment	3.9	(2.3)		
Fair value of plan assets at end of year	$249.7	$260.0		

The funded status of the Company's pension and postretirement programs was as follows at December 31 (in millions):

	Pension Benefits		Other Postretirement Benefits	
	2002	2001	2002	2001
Funded status	$(44.1)	$(0.6)	$(25.1)	$(23.2)
Unrecognized net actuarial (gain) loss	69.8	9.3	(24.8)	(28.2)
Unrecognized prior service costs	(4.1)	(4.6)	(6.9)	(9.2)
Unrecognized net transition obligation	0.3	0.2	–	–
Adjustment required to recognize minimum liability	(15.3)	(2.4)	–	–
Accrued benefit asset (liability)	$ 6.6	$ 1.9	$(56.8)	$(60.6)

The net periodic pension benefit cost (income) and postretirement healthcare benefit income includes the following components for the years ended December 31 (in millions):

	Pension Benefits			Other Postretirement Benefits		
	2002	2001	2000	2002	2001	2000
Components of net periodic benefit (income) cost						
Service cost	$ 10.9	$ 10.7	$ 9.0	$ 0.4	$ 0.4	$ 0.4
Interest cost	17.7	17.0	16.4	1.6	1.6	1.6
Expected return on plan assets	(24.0)	(25.6)	(23.2)	–	–	–
Amortization of unrecognized net (gain) loss	0.3	0.2	–	(2.1)	(2.2)	(2.4)
Amortization of unrecognized prior service benefit	(0.5)	(0.5)	(0.6)	(2.2)	(2.2)	(2.2)
Amortization of unrecognized net transition asset	(0.1)	(0.1)	(0.8)	–	–	–
Recognized net actuarial (gain) loss	0.1	(0.3)	–	0.1	0.6	–
Settlement/curtailment (gain) loss	(0.1)	(1.8)	(1.0)	–	–	–
Net periodic benefit (income) cost	$ 4.3	$ (0.4)	$ (0.2)	$(2.2)	$(1.8)	$(2.6)

In 1993, the Company amended certain of its existing postretirement healthcare programs creating an unrecognized prior service benefit. The unrecognized prior service benefit is being amortized over approximately 13 years.

The development of the net periodic pension benefit cost (income) and the projected benefit obligation were based upon the following assumptions for the years ended December 31:

	2002	2001	2000
Discount rate	6.75%	7.25%	7.50%
Average rate of increase in employee compensation	4.00%	4.00%	4.00%
Expected long-term rate of return on assets	8.75%	9.75%	9.75%

The date used to measure plan assets and liabilities was October 31 in each year. Plan assets are invested primarily in stocks, bonds, short-term securities and cash equivalents.

The weighted average discount rate used in determining the accumulated postretirement healthcare benefit obligation was 6.75 percent, 7.25 percent and 7.5 percent for the years ended December 31, 2002, 2001 and 2000, respectively. A 7.25 percent annual rate of increase in per capita cost of covered healthcare benefits was assumed for 2002 and beyond. Because of limitations on the Company's contributions under the amended healthcare program, changes in the healthcare trend rate assumption do not have a significant effect on the amounts reported. To illustrate, a change in the assumed healthcare cost trend rate by 1 percentage point effective January 2002 would change the accumulated postretirement benefit obligation as of December 31, 2002 by approximately $0.6 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost (income) for the year ended December 31, 2002 by approximately $0.1 million.

The Company also maintains a defined contribution savings and profit sharing plan (the "Plan"). The Plan allows eligible employees to participate after six months and 500 hours of service. Participants may elect to contribute between 1 percent and 15 percent of their annual compensation as defined in the Plan. The Company is obligated to contribute an amount equal to 25 percent of each employee's basic contribution, as defined, and may, at the discretion of the Company, contribute additional amounts. For the years ended December 31, 2002, 2001 and 2000, the Company's contributions to the Plan were $4.4 million, $3.8 million and $4.1 million, respectively.

NOTE 19 STOCK AND OTHER PLANS

Stock Plans

Under the Company's 2001 Equity and Incentive Plan ("2001 Plan"), the Company may grant up to 8,000,000 shares of common stock in the form of incentive stock options, non-qualified stock options, other stock-based awards, including but not limited to restricted stock units or dividend payments. No more than 3,000,000 shares of common stock may be awarded in respect to options, restricted stock, restricted stock units or other stock-based awards to any individual under the 2001 Plan. Options granted have a term of ten years and generally vest over three years. The exercise price of any option may not be granted at less than the fair market value of the common stock on the date of the grant. As of December 31, 2002, 4,045,131 shares are available for grant.

Upon adoption of the 2001 Plan, the Company ceased granting awards under the 1998 Equity and Incentive Plan ("1998 Plan"). As of December 31, 2002, there were 3,819,472 shares outstanding under the 1998 Plan. Awards under the 1998 Plan were authorized to be made in the form of options (whether incentive or otherwise), stock appreciation rights, restricted stock, dividend equivalents and other stock-based awards. Options granted under the 1998 Plan have a term of ten years and generally vest either over a three to five year period in equal installments, or in one installment nine years from the date of grant, unless sooner vested upon the achievement of certain performance targets or other factors. The Company also granted options to purchase 758,333 shares of common stock having a ten year term and vesting five to nine years from the date of grant, unless sooner vested upon the achievement of certain performance targets or unless "put" to the Company by the executive or "called" by the Company in accordance with the terms of the respective grant agreements. The total "put" and/or "call" rights are limited to $14.5 million plus interest, of which $4.5 million expired during 2000 in accordance with the terms of the option agreement and was reclassified from other liabilities to equity. Options have been granted at or at a premium to fair market value. During 2000, the Company recorded a noncash compensation expense of $3.7 million included in selling, general and administrative expense relating to a one-time change in the terms of certain stock options.

A summary of the status of the Company's stock option plans at December 31, 2002, 2001 and 2000 and changes during the years then ended is presented in the following table:

	2002		2001		2000	
	Shares (in 000s)	Weighted Average Exercise Price	Shares (in 000s)	Weighted Average Exercise Price	Shares (in 000s)	Weighted Average Exercise Price
Outstanding at beginning of year	7,587	$18.45	7,393	$15.68	6,950	$14.07
Granted	1,065	28.93	3,253	26.38	920	28.73
Exercised	(481)	13.18	(309)	10.71	(36)	9.64
Canceled/Expired/Forfeited	(431)	27.26	(2,750)	21.08	(441)	16.46
Outstanding at end of year	7,740	$19.73	7,587	$18.45	7,393	$15.68
Exercisable at end of year	4,461	$14.26	4,034	$11.54	2,500	$10.73
Weighted average fair value of options granted		$13.11		$13.16		$ 9.27

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding (in 000s)	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable (in 000s)	Weighted Average Exercise Price
$ 7.00–$11.00	3,064	5.1	$ 9.50	3,064	$ 9.50
11.01– 15.00	54	5.6	12.82	54	12.82
15.01– 18.00	125	6.3	17.42	125	17.42
18.01– 22.00	217	7.1	20.64	133	20.80
22.01– 26.00	1,920	8.3	24.04	666	24.06
26.01– 30.00	1,903	8.3	28.77	338	29.95
30.01– 34.00	382	9.1	33.10	59	32.48
34.01– 38.00	75	8.8	35.81	22	36.84
	7,740			4,461	

Restricted Unit Plan

Pursuant to the restricted unit plan of the Company, each non-employee director of the Company received a one-time grant of 25,000 units upon becoming a director of the Company. The units represent the right to receive an equivalent number of shares of common stock upon separation from service as a member of the Board of Directors, subject to certain restrictions. The units are subject to certain transfer restrictions for a specified period during which the director has the right to receive dividends. The units vest 25 percent for each year of service. Unvested units are generally forfeited if the director ceases to be a non-employee director prior to the end of the restricted period.

NOTE 20 RESTRUCTURING AND OTHER CHARGES

During 2001, we implemented restructuring plans (collectively the "2001 Restructuring Plan") focused on the integration of certain international operations and acquisitions and a streamlining of the domestic operations, including the consolidation of office, warehouse and manufacturing facilities and the discontinuance of certain product lines. As a result of these actions, we recorded a restructuring charge of $27.0 million. The restructuring charge reflects $18.3 million related to estimated employee separation costs and $8.7 million of other exit costs. The charge for employee separation arrangements relates to termination and other severance costs associated with 780 salaried and hourly employees severed as part of the 2001 Restructuring Plan. The other exit costs represent primarily lease-cancellation costs and costs associated with the discontinuance of certain product lines. The domestic distribution, international distribution and laboratory workstations segments accounted for $20.3 million, $6.6 million and $0.1 million, respectively, of this charge.

During 2002, the Company recorded net restructuring credits of $2.2 million for the reversal for certain costs accrued for the 2001 Restructuring Plan. The restructuring credits are primarily related to a reduction in estimated severance costs due to certain employees electing to voluntarily separate from the Company. The domestic distribution and international distribution segments accounted for $1.0 million and $1.2 million of the restructuring credit, respectively.

The following table summarizes the recorded accruals and activity related to the 2001 Plan (in millions):

	Employee Separations	Other Exit Costs	Total
Restructuring charge	$ 18.3	$ 8.7	$ 27.0
Cash payments	(10.9)	(2.4)	(13.3)
Noncash items	–	(0.3)	(0.3)
Balance as of December 31, 2001	7.4	6.0	13.4
Cash payments	(4.9)	(2.7)	(7.6)
Restructuring credits	(2.0)	(0.2)	(2.2)
Balance as of December 31, 2002	$ 0.5	$ 3.1	$ 3.6

In connection with the May 2001 stock offering process, the Company accelerated the vesting of options to purchase approximately 2.3 million shares of common stock having an average exercise price of $20.85 per share. These options were then converted into the right to receive approximately 1.0 million shares of common stock, issued and deposited into a rabbi trust. The number of shares issued was determined by dividing the "spread" value of the option (the difference between the last reported sale price on March 30, 2001 of $35.44, the date of the transaction and the exercise price of the option) by $35.44. As a result of these transactions, the Company recorded a primarily non-cash compensation charge of $33.5 million during 2001.

In 2000, the Company recorded a restructuring credit of $2.0 million for the reversal of prior year restructuring accruals due to actual costs being lower than originally estimated. The restructuring credit related to the domestic distribution and international distribution segments equally and eliminated the remaining restructuring accruals established in years prior to 2000.

NOTE 21 SEGMENT AND GEOGRAPHICAL FINANCIAL INFORMATION

The Company reports financial results on the basis of three business segments: domestic distribution, international distribution and laboratory workstations. The domestic distribution segment manufactures, sells and distributes products to three primary customer markets: scientific research, clinical laboratory and industrial safety. Additionally, this segment provides contract manufacturing, chemical manufacturing and custom chemical synthesis and pharmaceutical services for Phase III and Phase IV clinical trials. The international distribution segment sells and distributes products primarily to the scientific research market. The laboratory workstations segment engages in the manufacture and sale of laboratory furniture and fume hoods to the scientific research laboratory market and the manufacture and sale of consoles and enclosures to the technology, communication and financial markets.

Selected business segment financial information for the years ended December 31, 2002, 2001 and 2000 is presented below (in millions):

	Sales			Income from Operations		
	2002	2001	2000	2002	2001	2000
Domestic distribution	$2,776.0	$2,439.9	$2,187.3	$210.8	$181.3	$154.2
International distribution	448.4	425.4	418.5	21.4	18.6	16.6
Laboratory workstations	193.9	178.6	165.2	11.7	8.7	7.3
Eliminations	(179.9)	(163.9)	(148.7)	(1.0)	0.4	(0.1)
Segment subtotal	3,238.4	2,880.0	2,622.3	242.9	209.0	178.0
Restructuring and other charges (credits)	–	–	–	(2.2)	59.7	(2.0)
Nonrecurring charges	–	–	–	–	1.5	10.4
Goodwill amortization	–	–	–	–	16.7	13.3
Total	$3,238.4	$2,880.0	$2,622.3	$245.1	$131.1	$156.3

Income from operations is revenue less related direct and allocated expenses. External customer sales of the domestic distribution segment were $2,602 million, $2,281 million and $2,045 million during 2002, 2001 and 2000, respectively. Intercompany sales and transfers between segments were not material for 2002, 2001 or 2000.

The domestic distribution, international distribution and laboratory workstations segments accounted for $19.6 million, $6.5 million and $0.1 million, respectively, of the 2001 restructuring and other charges. In addition, the Company accelerated the vesting of common stock options and recorded a primarily noncash compensation charge of $33.5 million in 2001 not allocated by segment.

Total assets, capital expenditures and depreciation and amortization by segment for the year ended December 31 are as follows (in millions):

	Assets			Capital Expenditures			Depreciation and Amortization		
	2002	2001	2000	2002	2001	2000	2002	2001	2000
Domestic distribution	$1,420.8	$1,331.7	$ 848.4	$32.4	$30.1	$19.4	$57.8	$55.7	$38.2
International distribution	326.7	340.7	375.1	6.7	5.3	4.9	12.1	17.0	16.5
Laboratory workstations	123.9	166.8	162.2	4.8	4.7	5.1	5.0	9.3	8.9
Total	$1,871.4	$1,839.2	$1,385.7	$43.9	$40.1	$29.4	$74.9	$82.0	$63.6

Sales outside the United States were approximately 18 percent, 17 percent and 19 percent of total sales in 2002, 2001 and 2000, respectively. No single foreign country accounted for more than 10 percent of sales during any of the years ended December 31, 2002, 2001 or 2000.

Long-lived assets and revenues by geographical area for the year ended December 31 are as follows (in millions):

	Long-Lived Assets	
	2002	2001
Long-lived assets by geographic area:		
Domestic	$617.7	$681.4
International	334.7	255.0
Total	$952.4	$936.4

	Revenue		
	2002	2001	2000
Revenue by geographic area:			
Domestic	$2,689.5	$2,363.0	$2,152.4
International	584.6	532.0	481.3
Eliminations	(35.7)	(15.0)	(11.4)
Total	$3,238.4	$2,880.0	$2,622.3

NOTE 22 RELATED PARTIES

The Company pays an annual management fee of $1.0 million to certain affiliates of THL. In return for the annual management fee, THL, and certain of its affiliates, provide consulting and management advisory services. This agreement expires in 2005. Several of the Company's equity investors were underwriters to the Company's May 2001 stock offering for which the Company paid approximately $9.9 million in underwriters' discounts from the proceeds of the stock offering. Additionally, one of the Company's equity investors is a financial institution that provides financing to the Company.

The Company is a party to a rental and service agreement with Latona Associates Inc. (which is controlled by a stockholder of the Company) under which the Company provides office space and certain building administrative services. The Company received $250,000 under the agreement for each of the three years ended December 31, 2002, 2001 and 2000. The Company made contributions of $1.7 million and $0.7 million to the Winthrop Foundation (the "Foundation") in 2002 and 2001, respectively. The Foundation is a charitable private foundation that makes charitable contributions on behalf of the Company and its employees and has common board members with the Company. The Company is not obligated to make future contributions to the Foundation.

NOTE 23 SUBSEQUENT EVENTS

On January 14, 2003, the Company issued and sold $200 million of 8 ⅛ percent senior subordinated notes due in May 2012 at a premium resulting in a yield of 7.4 percent. On February 14, 2003, the Company entered into a new credit facility (the "Credit Facility") with a group of financial institutions, consisting of (i) a $400 million term loan facility (the "Term Facility"), which contains a provision that, upon the Company's future request, and subject to the fulfillment of certain conditions, an additional $250 million incremental term facility may be drawn (the "Incremental Term Facility") and (ii) a $175 million revolving credit facility (the "Revolving Facility"). The Revolving Facility includes a sub-limit for the issuance of letters of credit. The Credit Facility also permits borrowers to be designated in the future to borrow loans denominated in local currency from individual letters thereunder, either on a negotiated basis or through a competitive bidding process. Commitments under the Revolving Facility expire, and the loans outstanding thereunder mature, on March 31, 2008. The Term Facility requires the Company to make quarterly repayments of principal equal to $1 million through March 31, 2009, and quarterly repayments of principal equal to $94 million beginning June 30, 2009 through the maturity of the Term Facility on March 31, 2010. Borrowings under the revolving facility bear interest, at the borrowers' election, at either the adjusted LIBOR rate plus a margin of between 2.25 percent and 3.00 percent per annum or the prime rate plus a margin of between 1.25 percent and 2.00 percent per annum, depending in each case on the Company's leverage ratio. Borrowings under the Term Facility bear interest, at the borrowers' election, at the adjusted LIBOR rate plus 2.5 percent per annum or the prime rate plus 1.5 percent per annum. The Credit Facility replaces the previous credit facility entered into in January 1998. A portion of the proceeds from the 8 ⅛ percent senior subordinated notes and the Term Facility were used to refinance the Company's 9 percent senior subordinated notes due in 2008.

Obligations of the Company and its subsidiaries under the Credit Facility will be secured by substantially all assets of the Company and its material domestic subsidiaries. In addition, the Credit Facility contains covenants of the Company and the subsidiary borrowers, including, without limitation, certain financial covenants and restrictions on (i) indebtedness, (ii) the incurrence of liens, (iii) loans and investments, (iv) the sale of assets, (v) mergers, acquisitions and other business combinations, (vi) the payment of cash dividends to shareholders and (vii) various financial covenants. The financial covenants include requirements to maintain certain levels of interest coverage, debt to earnings before interest, taxes, depreciation and amortization and a limit on capital expenditures. Loans under the Term Facility are required to be prepaid with 100 percent of net cash proceeds of certain asset sales, certain insurance and condemnation proceeds, and certain debt issuances of the Company or any of its subsidiaries.

On February 14, 2003, the Company entered into a new $225 million receivables security facility ("Receivables Securitization") (see Note 6–Accounts Receivable), which provides for the sale, on a revolving basis, of all of the accounts receivable of Fisher Scientific Company L.L.C., Cole-Parmer Instrument Company, Fisher Clinical Services Inc. and Fisher Hamilton L.L.C. to FSI Receivables Company LLC, formerly named FSI Receivables Corp. ("FSI"), a special purpose, bankruptcy remote indirect wholly owned subsidiary of the Company. On the same date, FSI and the Company, as servicer, entered into a receivables transfer agreement with certain financial institutions, which provides for the transfer on a revolving basis of an undivided percentage ownership interest in a designated pool of accounts receivable up to a maximum amount of $225 million to be funded in cash from time to time to FSI. Under the terms of the Receivables Securitization, the originators retain collection and administrative responsibilities for the receivables in the pool. The effective funded interest rate on the Receivables Securitization is approximately one month LIBOR plus an annual commitment fee of 45 basis points. The unfunded annual commitment fee is 25 basis points.

NOTE 24 ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation defines when a business enterprise must consolidate a variable interest entity. This interpretation applies immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. It is not deemed reasonably possible that the adoption of this statement will have a material effect on the Company's financial position or results of operations.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS 148") which amends FASB Statement No. 123. This statement provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation and amends the disclosure requirements of FASB Statement No. 123. The transition guidance and annual disclosure provisions are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2003. The Company will include the required interim disclosure provisions in its financial statements for the quarter ending March 31, 2003. The adoption of this statement will not have a material effect on the Company's financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also enhances guarantor's disclosure requirements to be made in its interim and annual financial statements about its obligations under certain guarantees it has issued. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. In the normal course of business, the Company does not issue guarantees to third parties; accordingly, this interpretation will not affect the Company's financial position or results of operations.

In November 2002, the Emerging Issues Task Force issued EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," ("EITF 00-21") effective for arrangements entered into after June 15, 2003. EITF 00-21 defines units of accounting for arrangements with multiple deliverables resulting in revenue being allocated over the units of accounting for revenue recognition purposes. The adoption of this statement is not anticipated to have a material effect on the Company's financial position or results of operations.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires the recognition of a liability for costs associated with an exit plan or disposal activity when incurred and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," which allowed recognition at the date of an entity's commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated by the Company after December 31, 2002. The adoption of this statement is not anticipated to have a material effect on the Company's financial position or results of operations.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," effective for fiscal years beginning after June 15, 2002. This statement addresses the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of this statement will not have a material effect on the Company's financial position or results of operations.

NOTE 25 UNAUDITED QUARTERLY FINANCIAL INFORMATION

The Company's common stock is listed on the New York Stock Exchange ("NYSE") under the trading symbol FSH. The following is a summary of quarterly financial information for 2002 and 2001, including the high and low closing sales prices of the stock as reported by the NYSE for each of the quarterly periods listed (in millions, except per share data):

	First	Second	Third	Fourth	Year
2002					
Sales	$775.5	$809.9	$830.9	$822.1	$3,238.4
Gross profit	205.1	213.5	218.1	218.4	855.1
Income before cumulative effect of accounting change	19.8	20.1	29.9	26.9	96.7
Cumulative effect of accounting change, net of tax	(46.1)	–	–	–	(46.1)
Net income (loss)	$ (26.3)	$ 20.1	$ 29.9	$ 26.9	$ 50.6
Basic income per common share before cumulative effect of accounting change	$ 0.37	$ 0.37	$ 0.55	$ 0.49	$ 1.77
Cumulative effect of accounting change	(0.84)	–	–	–	(0.84)
Basic net income per common share	$ (0.47)	$ 0.37	$ 0.55	$ 0.49	$ 0.93
Diluted income per common share before cumulative effect of accounting change	$ 0.34	$ 0.35	$ 0.52	$ 0.46	$ 1.67
Cumulative effect of accounting change	(0.80)	–	–	–	(0.80)
Diluted net income per common share	$ (0.46)	$ 0.35	$ 0.52	$ 0.46	$ 0.87
Market price:					
High	$31.00	$32.95	$31.00	$31.72	$ 32.95
Low	$25.76	$26.48	$23.25	$27.20	$ 23.25
2001					
Sales	$687.0	$708.8	$729.5	$754.7	$2,880.0
Gross profit	174.4	179.7	185.6	197.5	737.2
Net income (loss) [a]	$ (23.7)	$ 12.2	$ 16.9	$ 11.0	$ 16.4
Net income (loss) per common share:					
Basic	$ (0.59)	$ 0.25	$ 0.31	$ 0.20	$ 0.33
Diluted	$ (0.59)	$ 0.23	$ 0.30	$ 0.19	$ 0.31
Market price:					
High	$39.88	$38.70	$27.41	$30.30	$ 39.88
Low	$32.40	$24.70	$21.70	$24.20	$ 21.70

[a] During the first and fourth quarter of 2001, Fisher recorded $51.6 million ($32.5 million, net of tax) and $8.1 million ($5.1 million, net of tax) of restructuring and other charges, respectively. See Note 20 – Restructuring and Other Charges.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Fisher Scientific International Inc.:

We have audited the accompanying balance sheets of Fisher Scientific International Inc. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related statements of operations, cash flows, and changes in stockholders' equity (deficit) and other comprehensive income (loss) for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of Fisher Scientific International Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and intangible assets upon adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."



New York, New York
January 28, 2003 (February 14, 2003 as to Note 23)

DIRECTORS, CORPORATE OFFICERS AND SCIENCE ADVISORS

DIRECTORS

Robert A. Day
Chairman and Chief Executive Officer
Trust Company of the West

Michael D. Dingman
President and Chief Executive Officer
Shipston Group Ltd.

Anthony J. DiNovi
Managing Director
Thomas H. Lee Partners, L.P.

David V. Harkins
President
Thomas H. Lee Partners, L.P.

Paul M. Meister
Vice Chairman of the Board
Fisher Scientific

Paul M. Montrone
Chairman of the Board and
Chief Executive Officer
Fisher Scientific

Scott M. Sperling
Managing Director
Thomas H. Lee Partners, L.P.

W. Clayton Stephens
President and Director
Warren Capital Corporation

Kent R. Weldon
Managing Director
Thomas H. Lee Partners, L.P.

CORPORATE OFFICERS

Paul M. Montrone
Chairman of the Board and
Chief Executive Officer

Paul M. Meister
Vice Chairman of the Board

David T. Della Penta
President and Chief Operating Officer

Kevin P. Clark
Vice President and
Chief Financial Officer

Todd M. DuChene
Vice President,
General Counsel and Secretary

SCIENCE ADVISORS

John I. Brauman, Ph.D.
J.G. Jackson-C.J. Wood Professor
of Chemistry and Cognizant Dean of
Natural Sciences, Stanford University

Charles R. Cantor, Ph.D.
Chief Scientific Officer and Director of
SEQUENOM, Inc.; Director of the Center
for Advanced Biotechnology, Boston
University; Founder and Director of
SelectX Pharmaceuticals, Inc.

Leroy E. Hood, M.D., Ph.D.
President, Institute for Systems Biology

Michael L. Shelanski, M.D., Ph.D.
Delafield Professor of Pathology
and Chairman of the Department
of Pathology, Columbia University

CORPORATE INFORMATION

HEADQUARTERS

Fisher Scientific International Inc.
One Liberty Lane
Hampton, NH 03842
Tel: 603-926-5911
www.fisherscientific.com

STOCK LISTING

Fisher Scientific common stock is listed on the New York Stock Exchange under the symbol FSH.

STOCK TRANSFER AGENT AND REGISTRAR

Inquiries concerning transfer requirements, stock holdings, dividend checks, duplicate mailings, and change of address should be directed to:
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
Tel: 800-756-3353
www.melloninvestor.com

INVESTOR RELATIONS

Investors and analysts should direct their inquiries to:
Director of Investor Relations
Fisher Scientific International Inc.
One Liberty Lane
Hampton, NH 03842
Tel: 603-926-5911

REQUESTS FOR REPORTS

The Fisher Scientific annual report on Form 10-K and quarterly reports on Form 10-Q, as filed with the U.S. Securities and Exchange Commission, may be obtained without charge by written request to the Corporate Secretary at the headquarters address. These reports are also available on the Internet at www.fisherscientific.com and www.sec.gov (search the EDGAR Archives for "Fisher Scientific").



Fisher Scientific International Inc.

THE WORLD LEADER IN SERVING SCIENCE

FISHER SCIENTIFIC INTERNATIONAL INC. One Liberty Lane | Hampton, NH 03842 | 603-926-5911 | www.fisherscientific.com